Exhibit (19)

WACHOVIA CORPORATION AND SUBSIDIARIES

Third Quarter 2004
Management’s Discussion and Analysis
Quarterly Financial Supplement
Nine Months Ended September 30, 2004

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
NINE MONTHS ENDED SEPTEMBER 30, 2004
TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
			Percent			Percent
			Increase			Increase
(Dollars in millions, except per share data)	2004	2003	(Decrease)	2004	2003	(Decrease)
EARNINGS SUMMARY
Net interest income (GAAP)	$2,965	2,653	12%	$8,664	7,730	12%
Tax-equivalent adjustment	63	64	(2)	190	191	(1)

Net interest income (Tax-equivalent)	3,028	2,717	11	8,854	7,921	12
Fee and other income	2,592	2,616	(1)	7,948	6,840	16

Total revenue (Tax-equivalent)	5,620	5,333	5	16,802	14,761	14
Provision for credit losses	43	81	(47)	148	500	(70)
Other noninterest expense	3,436	3,295	4	10,159	8,770	16
Merger-related and restructuring expenses	127	148	(14)	328	308	6
Other intangible amortization	99	127	(22)	318	398	(20)

Total noninterest expense	3,662	3,570	3	10,805	9,476	14
Minority interest in income of consolidated subsidiaries	28	55	(49)	130	80	63

Income before income taxes and cumulative effect of a change in accounting principle (Tax-equivalent)	1,887	1,627	16	5,719	4,705	22
Tax-equivalent adjustment	63	64	(2)	190	191	(1)
Income taxes	561	475	18	1,763	1,367	29

Income before cumulative effect of a change in accounting principle	1,263	1,088	16	3,766	3,147	20
Cumulative effect of a change in accounting principle, net of income taxes	—	17	—	—	17	—

Net income	1,263	1,105	14	3,766	3,164	19
Dividends on preferred stock	—	—	—	—	5	—

Net income available to common stockholders	$1,263	1,105	14%	$3,766	3,159	19%

Diluted earnings per common share	$0.96	0.83	16%	$2.85	2.35	21%
Return on average common stockholders’ equity	15.12%	13.71	—	15.33%	13.14	—
Return on average assets	1.18%	1.16	—	1.22%	1.20	—

ASSET QUALITY
Allowance for loan losses as % of loans, net	1.33%	1.49	—	1.33%	1.49	—
Allowance for loan losses as % of nonperforming assets	258	164	—	258	164	—
Allowance for credit losses as % of loans, net	1.41	1.59	—	1.41	1.59	—
Net charge-offs as % of average loans, net	0.15	0.33	—	0.15	0.42	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.50%	0.95	—	0.50%	0.95	—

CAPITAL ADEQUACY
Tier I capital ratio	8.34%	8.67	—	8.34%	8.67	—
Total capital ratio	11.22	12.21	—	11.22	12.21	—
Leverage ratio	6.21%	6.56	—	6.21%	6.56	—

OTHER FINANCIAL DATA
Net interest margin	3.36%	3.57	—	3.42%	3.75	—
Fee and other income as % of total revenue	46.13	49.05	—	47.31	46.34	—
Effective income tax rate	30.71%	30.41	—	31.88%	30.30	—

BALANCE SHEET DATA
Securities	$102,157	87,176	17%	$102,157	87,176	17%
Loans, net	174,504	165,925	5	174,504	165,925	5
Total assets	436,698	388,924	12	436,698	388,924	12
Total deposits	252,981	203,495	24	252,981	203,495	24
Long-term debt	41,444	37,541	10	41,444	37,541	10
Stockholders’ equity	$33,897	32,813	3%	$33,897	32,813	3%

OTHER DATA
Average diluted common shares (In millions)	1,316	1,338	(2)%	1,321	1,343	(2)%
Actual common shares (In millions)	1,308	1,328	(2)	1,308	1,328	(2)
Dividends paid per common share	$0.40	0.35	14	$1.20	0.90	33
Dividend payout ratio on common shares	41.67%	42.17	(1)	42.11%	38.30	10
Book value per common share	$25.92	24.71	5	$25.92	24.71	5
Common stock price	46.95	41.19	14	46.95	41.19	14
Market capitalization	$61,395	54,701	12	$61,395	54,701	12
Common stock price to book value	181%	167	8	181%	167	8
FTE employees	84,503	86,635	(2)	84,503	86,635	(2)
Total financial centers/brokerage offices	3,252	3,399	(4)	3,252	3,399	(4)
ATMs	4,395	4,420	(1)%	4,395	4,420	(1)%

WACHOVIA

Management’s Discussion and Analysis

     This discussion contains forward-looking statements. Please refer to our Third Quarter 2004 Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements. This discussion should be read in conjunction with the unaudited consolidated financial statements and related notes beginning on page 70.

Summary of Results of Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions, except per share data)	2004	2003	2004	2003
Net interest income (GAAP)	$2,965	2,653	8,664	7,730
Tax-equivalent adjustment	63	64	190	191

Net interest income(a)	3,028	2,717	8,854	7,921
Fee and other income	2,592	2,616	7,948	6,840

Total revenue(a)	5,620	5,333	16,802	14,761
Provision for credit losses	43	81	148	500
Other noninterest expense	3,436	3,295	10,159	8,770
Merger-related and restructuring expenses	127	148	328	308
Other intangible amortization	99	127	318	398

Total noninterest expense	3,662	3,570	10,805	9,476
Minority interest in income of consolidated subsidiaries	28	55	130	80
Income taxes	561	475	1,763	1,367
Tax-equivalent adjustment	63	64	190	191

Income before cumulative effect of a change in accounting principle	1,263	1,088	3,766	3,147
Cumulative effect of a change in accounting principle, net of income taxes	—	17	—	17

Net income	1,263	1,105	3,766	3,164
Dividends on preferred stock	—	—	—	5

Net income available to common stockholders	1,263	1,105	3,766	3,159

Diluted earnings per common share	$0.96	0.83	2.85	2.35

(a) Tax-equivalent.

Executive Summary

     Wachovia’s net income available to common stockholders in the first nine months of 2004 rose 19 percent to $3.8 billion and earnings per common share rose 21 percent to $2.85 from the first nine months of 2003 as strong sales and service execution continued. Our performance underscores the benefits of our balanced business model, which combines the strength and stability of our traditional retail and corporate banking businesses with the faster-growing but less predictable retail brokerage and investment banking businesses.

     In the first nine months of 2004 compared with the same period of 2003, total revenue rose 14 percent to $16.8 billion, with strong balance sheet growth overcoming margin compression largely related to the addition of lower-yielding trading assets and growth in lower-spread consumer real-estate secured loans. Tax-equivalent net interest income grew 12 percent on growth in average earning assets of 22 percent. Fee and other income grew 16 percent largely reflecting the impact of the July 1, 2003, retail brokerage transaction on commissions and on fiduciary and asset management fees. Growth in service charges and improved principal investing results also contributed to the increase, and offset lower asset securitization results. Fee and other income was 47 percent of total revenue compared with 46 percent.

     Average loans in the first nine months of 2004 increased $5.9 billion from the first nine months of 2003 to $163.8 billion, primarily reflecting growth in consumer real estate-secured loans and commercial loans. Average core deposits increased 24 percent from the first nine months of 2003 to $221.9 billion, including an average $22.5 billion of deposits associated with growth in our FDIC-insured money market sweep product introduced in the fourth quarter of 2003. Average low-cost core deposits increased 33 percent from the first nine months a year ago to $182.1 billion.

     Additionally, the improving credit markets and actions we have taken in previous quarters to mitigate risk led to a 70 percent decline in the provision for credit losses. Annualized net charge-offs in the nine months ended September 30, 2004, remained at a very low 15 basis points of average net loans.

     We also continue to focus on improving efficiency. Our mix of businesses and variable expense structure enables us to manage expenses in line with revenues. Total noninterest expense rose 14 percent from the first nine months of 2003, primarily reflecting increased variable pay on higher revenues, as well as the full nine months’ effect of the retail brokerage transaction and continued investments for the future.

     Three of our four core businesses generated record revenue, and outstanding deposit and loan growth provided a balance to weak retail brokerage activity.

     Our General Bank, which contributed 45 percent of total revenue, has set earnings records each quarter this year. The General Bank continued to experience outstanding deposit growth, particularly in low-cost core deposits, as well as solid loan growth. The General Bank operating leverage improved, with revenue growth of 5 percent and relatively flat expenses over the comparative period. Credit quality in the General Bank also continued to be strong, resulting in a 36 percent decline in its provision for credit losses.

     The retail brokerage and asset management businesses in Capital Management, which represented 24 percent of our total revenue, experienced declining trading activity in the first nine months of 2004, dampening their results. Growth in commissions and in fiduciary and asset management fees largely reflected the impact of the retail brokerage transaction. Capital Management’s businesses are poised to benefit when markets improve. In addition, we anticipate earnings to benefit from expense savings from the completion of the retail brokerage integration.

     Wealth Management’s contribution to revenue was 5 percent with record earnings each quarter this year fueled by solid momentum in both net interest income and in trust and investment management fees. Average loans grew 14 percent and average core deposits grew 11 percent.

     Our Corporate and Investment Bank, which contributed 24 percent of total revenue, gained new business and continued its strong performance in the first nine months of 2004, with improved principal investing results and market share gains, particularly in loan syndications, consumer asset-backed securitizations and investment grade bonds. Improving credit conditions and lower loan outstandings lessened the use of economic capital.

     In addition, as we manage interest rate risk, we believe a rising rate environment – assuming that it is accompanied by a rebound in business activity in the wake of a more robust economy – will produce many benefits for our business model. Since the beginning of 2004, we have repositioned our balance sheet to be modestly asset sensitive under a broad range of interest rate scenarios. Our balance sheet remains strong, with our tier 1 capital ratio above 8 percent and our leverage ratio above 6 percent.

     On October 18, 2004, we announced Wachovia’s quarterly dividend would increase 15 percent to 46 cents per common share, to be paid on December 15, 2004, to shareholders of record as of November 30, 2004. In the first nine months of 2004, we paid common stockholders total dividends of $1.6 billion, or $1.20 per share, compared with $1.2 billion, or 90 cents per share, in the first nine months of 2003. This represented dividend per share growth of 33 percent, and a dividend payout ratio on earnings excluding, merger-related and restructuring expenses, other intangible amortization and the change in accounting principle of 38.46 percent in the first nine months of 2004 and 33.83 percent in the first nine months of 2003.

     In the third quarter of 2004 compared with the third quarter of 2003, net income available to common stockholders rose 14 percent to a record $1.3 billion from $1.1 billion, and earnings per common share rose 16 percent to 96 cents from 83 cents. These amounts include after-tax net merger-related and restructuring expenses of 4 cents per share in the third quarter of 2004 and 6 cents per share offset by 1 cent per share related to the change in accounting principle in the third quarter of 2003.

     Total revenue rose 5 percent to $5.6 billion in the third quarter of 2004 compared with the third quarter of 2003, with 11 percent growth in tax-equivalent net interest income and relatively flat fee and other income. Total noninterest expense rose 3 percent from the third quarter of 2003, primarily reflecting higher incentives related to improved revenues. Average loans in the third quarter of 2004 were $168.6 billion, a 7 percent increase from the third quarter of 2003. In addition to an increase in average loans of $2.7 billion from the impact of a second quarter 2004 resolution of tax matters related to the commercial leasing portfolio, there was strong growth in commercial loans, driven by middle-market commercial, small business and asset-based lending, and consumer loans, largely in consumer real estate-secured loans and student loans. Average core deposits increased 25 percent from the third quarter of 2003 to $233.0 billion, while average low-cost core deposits increased 34 percent from the third quarter a year ago to $194.4 billion. The increase included an average $27.4 billion of core deposits associated with the FDIC-insured sweep product.

     The tax rate on a tax-equivalent basis declined to 33.04 percent in the third quarter of 2004 from 33.10 percent a year earlier due to resolution of a number of small tax matters. The second quarter 2004 resolution of commercial leasing matters had no effect on the third quarter 2004 tax rate.

Outlook

     As we look into the future, the combination of revenue growth and efficiency initiatives we are developing, fueled by momentum in our major businesses in an improving economy, gives us confidence that Wachovia will be one of the leading growth companies in our industry.

     We continue to make excellent progress in meeting our corporate objectives of quality earnings growth, increased distribution of products and services, hallmark customer service, disciplined expense control and maintaining a strong balance sheet. Our expectations for full year 2004 are fundamentally the same as we announced previously, although we have modestly revised our expectations for net interest income, fee income and our effective tax rate. These expectations do not include the impact of our November 1, 2004, merger with SouthTrust Corporation, which we expect will result in 4 cents per share dilution including 1 cent per share from merger related and restructuring expenses, as discussed further below. The following outlook is for the full year 2004 and reflects the full-year effect of the combined retail brokerage operation compared with a six-month effect included in 2003 results:

•	Total revenue growth in the low double-digit percentage range;

•	Net interest income growth in the mid- to high-single-digit percentage range;

•	A lower net interest margin, primarily due to the effect of certain items amounting to 30 basis points, discussed further below;

•	Fee income growth in the mid-teens percentage range;

•	Noninterest expense growth (excluding merger-related and restructuring expenses) in the high single-digit percentage range and marginally lower than revenue growth;

•	Loan growth in the mid single-digit percentage range from the fourth quarter of 2003, excluding the impact of securitization activity;

•	Net charge-offs in the 15 basis point to 25 basis point range with provision expense also expected to be in this range;

•	An effective tax rate of approximately 34.5 percent to 35.0 percent on a tax-equivalent basis;

•	A leverage ratio above 6 percent;

•	A dividend payout ratio of 40 percent to 50 percent of earnings excluding merger-related and restructuring expenses and other intangible amortization; and

•	Use of excess capital to opportunistically repurchase shares, to reinvest in our businesses and to undertake financially attractive, shareholder friendly small acquisitions.

     As referenced above, we expect our net interest margin to decline in full year 2004 reflecting anticipated growth in the FDIC-insured sweep product (15 basis points), as well as the full-year impact of the July 1, 2003, consolidation of the commercial paper conduits we administer (6 basis points) and the full-year impact of lower spread assets resulting from the combined brokerage operation (9 basis points). We would otherwise expect our margin to be relatively stable.

     While these factors will put pressure on the margin, we also expect to achieve higher net interest income for the full year 2004 and to improve overall liquidity as a result of the FDIC-insured sweep product.

     In addition, our outlook for fee income growth includes the effect of the retail brokerage transaction. Approximately half of the fee income growth in 2004 is expected to result from the full year effect of this transaction. We own a 62 percent interest in the retail brokerage business, which is a consolidated subsidiary of Wachovia, and Prudential Financial, Inc., owns the remaining 38 percent interest. We expect this transaction to be accretive to earnings per share in 2004, before the effect of merger-related and restructuring expenses. Including these expenses, this transaction is expected to be accretive to earnings per share beginning in 2005.

     Noninterest expense growth, excluding merger-related and restructuring expenses, will reflect the retail brokerage transaction as well as our continuing investments for the future. For future growth, we are building new financial centers and upgrading financial center technology and infrastructure; hiring additional wealth relationship managers; making selected investments to enhance our distribution in asset management and insurance; and expanding our investment management capabilities.

     Looking forward, we believe our merger with SouthTrust Corporation, strengthens our competitive position. This merger creates clear market leadership in a number of high-growth southeastern states and accelerates our already announced expansion into attractive Texas markets. Key business and management decisions have been made, and an experienced merger integration team is in place to implement a detailed merger integration plan. The terms of this transaction called for Wachovia to exchange 0.89 shares of its common stock for each share of SouthTrust common stock. It is expected to dilute Wachovia’s fourth quarter 2004 earnings by 4 cents per share, including 1 cent per share from merger-related and restructuring expenses. Initial due diligence projected $255 million in annual after-tax expense reductions after a 15-month integration period following consummation of the merger, and one-time costs, including merger-related and restructuring expenses and exit cost purchase accounting adjustments, of $431 million after tax over the integration period. In addition, we now expect to record preliminary fair market value purchase accounting adjustments of $42 million after-tax, down from our original estimate of $232 million. These adjustments will depend on the value of SouthTrust’s net tangible assets at closing. We have signed an agreement to divest 18 SouthTrust branches consisting of approximately $600 million in deposits. We expect to complete the divestiture in the first quarter of 2005. Following completion of the SouthTrust merger, we are targeting a leverage ratio of approximately 6 percent and a tangible capital to tangible asset ratio of approximately 4.7 percent to 4.8 percent

     We will continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. When consistent with our overall business strategy, we may consider disposing of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

Critical Accounting Policies

     In order to understand our financial position and results of operations, it is important to understand our more significant accounting policies and the extent to which we use judgment and estimates in applying those policies. Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States (GAAP), and they conform to general practices within the applicable industries. We use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. We have identified five policies as being particularly sensitive in terms of judgments and the extent to which estimates are used: allowance for loan losses and the reserve for unfunded lending commitments (which is recorded in other liabilities); fair value of certain financial instruments; consolidation; goodwill impairment; and contingent liabilities. An update of our accounting policy for the allowance for loan losses and the reserve for unfunded lending commitments is provided below. For more information on our other critical accounting policies, please refer to our 2003 Annual Report.

Allowance for Loan Losses and Reserve for Unfunded Lending Commitments The allowance for loan losses and reserve for unfunded lending commitments (collectively, the “allowance for credit losses”) are maintained at levels we believe are adequate to absorb probable losses inherent in the loan portfolio and unfunded lending commitments as of the date of the consolidated financial statements. We have developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses and reserve for unfunded lending commitments that reflect our careful assessment of credit risk considering all information available to us. This assessment includes the monitoring of qualitative and quantitative trends including changes in the levels of past due, criticized and nonperforming loans. In developing this assessment, we must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for credit losses.

     We employ a variety of modeling and estimation tools for measuring credit risk, which are used in developing an appropriate allowance for credit losses. These tools are periodically reevaluated and refined as appropriate. As a result, in the second quarter of 2004, we refined our allowance for loan losses model to better align its methodology with our current framework for analyzing credit risk. This change in methodology did not significantly change the level of our allowance or our view as to its adequacy. The following provides a description of each component of our allowance for credit losses, the techniques we currently use and the estimates and judgments inherent to each.

     Our refined model for the allowance for loan losses has four components: Formula-based components for both the commercial and consumer portfolios, each of which include an adjustment for historical loss variability, a reserve for impaired commercial loans and an unallocated component. Our refined methodology enables us to effectively align the allowance with the different types of inherent risk in our loan portfolio. Separate allowance ranges for the commercial and consumer components permit us to specifically address the current trends and events affecting the risk in the respective portfolios.

     For commercial loans, the formula-based component of the allowance for loan losses is based on statistical estimates of the average losses observed for commercial loans that we have classified in accordance to their credit grade. Average losses are computed using the annualized historical rate at which loans in each grade have defaulted (default rates) and the historical average losses realized for defaulted loans (“loss-given-default” or LGD). Default rates have been developed by analyzing seven years of our default experience and over 20 years of comparable external data. Default rates, which are validated annually, are estimates derived from long-term averages and are not conditioned on short-term economic or environmental factors. LGD rates have also been developed using seven years of internal data and industry data.

     For consumer loans, the formula-based component of the allowance for loan losses is based on loss rates for specific groups of similar loans in each product category. The loss rates are based on historical loss data, historical delinquency patterns, vintage analyses, stress tests and credit score-based forecasting methods.

     For both commercial and consumer loans, the formula-based loss components include additional amounts to establish reasonable ranges that consider observed historical variability in losses. Factors we may consider in setting these amounts include, but are not limited to, industry-specific data, portfolio-specific risks or concentrations, and macroeconomic conditions. In an economic downturn, for example, the timing and magnitude of credit risk deterioration in certain industries may be faster and more severe than in others. In addition, adverse trends in macroeconomic factors such as unemployment rates, income growth, inflation and political events are likely to affect some borrowers’ ability to meet their loan payments. Including these historical variability components in our model enables us to capture probable incurred losses that are not yet evident in current default grades, delinquencies or other credit risk measurement tools.

     At September 30, 2004, the formula-based component of the allowance was $1.5 billion for commercial loans and $636 million for consumer loans.

     We have established specific reserves within the allowance for loan losses for large impaired loans. We define impaired loans as commercial loans on nonaccrual status. Impaired loans with a minimum total exposure of $10 million in our Corporate and Investment Bank and $5 million in our other segments are individually reviewed. An allowance for each individually reviewed loan is based on the difference between the loan’s carrying amount and the loan’s estimated fair value. Fair value is estimated using the present value of expected future cash flows discounted at the loan’s effective interest rate, or the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. No other allowance is provided on impaired loans that are individually reviewed. At September 30, 2004, the allowance for individually reviewed impaired loans amounted to $26 million.

     The allowance for loan losses is supplemented with an unallocated component. This component reflects in part the inherent uncertainty of estimates and is designed as a final tool in fully capturing probable incurred losses in the loan portfolio. The amount of this component and its relationship to the total allowance for loan losses may change from one period to another. We anticipate that the unallocated component of the allowance will generally not exceed 5 percent of the total allowance. At September 30, 2004, the unallocated component of the allowance for loan losses was $115 million, representing 5 percent of the allowance for loan losses.

     In June 2004, we reclassified our reserve for unfunded commercial lending commitments from the allowance for loan losses to other liabilities. The modeling process used in the determination of the reserve for unfunded lending commitments is consistent with the process described above for the commercial portion of the allowance for loan losses, also including as a key factor the historical average rate at which unfunded exposures have been funded at the time of default.

     The factors supporting the allowance for loan losses and the reserve for unfunded commitments as described above does not diminish the fact that the entire allowance for loan losses and reserve for unfunded commitments is available to absorb losses in the loan portfolio. Our principal focus, therefore, is on the adequacy of the total allowance for loan losses and reserve for unfunded commitments. Our Corporate Loan Loss Allowance Committee, chaired by our chief risk officer, meets quarterly and is responsible for the review and approval of the allowance for credit losses as well as for policies and procedures connected with its calculation. Policies governing the determination of the allowance for credit losses are also reviewed and approved by the Risk Committee of the board of directors.

     In addition to compliance with GAAP, the allowance for credit losses is also subject to federal and state banking regulations. Our primary bank regulators regularly conduct examinations of the allowance for credit losses and make assessments regarding its adequacy and the methodology employed in its determination.

Corporate Results of Operations

Average Balance Sheets and Interest Rates

	Nine Months Ended		Nine Months Ended
	September 30, 2004		September 30, 2003
	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates
Interest-bearing bank balances	$3,467	1.27%	$4,262	1.34%
Federal funds sold	25,013	1.17	14,485	1.04
Trading account assets	26,402	4.18	17,841	4.50
Securities	99,980	4.87	73,205	5.39
Commercial loans, net	93,125	4.52	92,131	4.62
Consumer loans, net	70,684	5.20	65,767	5.74

Total loans, net	163,809	4.81	157,898	5.09

Loans held for sale	15,168	4.20	8,599	4.44
Other earning assets	11,241	3.12	5,829	3.66

Risk management derivatives	—	0.44	—	0.55

Total earning assets	345,080	4.84	282,119	5.36

Interest-bearing deposits	187,519	1.06	151,482	1.35
Federal funds purchased	47,340	1.14	40,602	1.29
Commercial paper	12,099	1.16	5,689	0.96
Securities sold short	10,464	2.76	7,909	2.69
Other short-term borrowings	6,165	0.76	4,697	0.88
Long-term debt	38,359	3.99	36,953	4.04

Risk management derivatives	—	0.12	—	0.07

Total interest-bearing liabilities	301,946	1.62	247,332	1.84

Net interest income and margin	$8,854	3.42%	$7,921	3.75%

Net Interest Income and Margin Net interest income increased 12 percent in the first nine months of 2004 from the first nine months of 2003 due to strong balance sheet growth. This growth offset compression in the net interest margin, which declined 33 basis points to 3.42 percent primarily due to the impact of growth in our FDIC-insured sweep product and related hedging, as well as to the July 1, 2003, consolidation of our commercial paper conduits and to a larger retail brokerage operation. In addition, margin compression was driven by growth in low-spread trading assets as well as declining yields on consumer loans as higher yielding mortgage loans were refinanced over the past two years and replaced with newly originated lower yielding mortgage loans. The average federal funds discount rate declined 2 basis points in the first nine months of 2004 from the first nine months of 2003, while average longer-term 5-year and 10-year treasury note rates increased 54 basis points and 39 basis points, respectively.

     Wachovia and the Internal Revenue Service have settled all issues relating to the IRS’s challenge of our tax position on lease-in, lease-out (LILO) transactions entered into by First Union Corporation and legacy Wachovia Corporation. Our current and deferred tax liabilities previously accrued were adequate to cover this resolution. For the purposes of presenting average balances and net interest income summaries, deferred taxes related to these leases are netted against the loan balance. Accordingly, the reduction of deferred tax liabilities associated with this resolution increased the average lease balances and reduced the related average interest rate earned. In the nine months ended September 30, 2004, this resulted in an increase in average loans of $929 million and a reduction in the average interest rate earned on lease financing of approximately 122 basis points.

     In order to maintain our targeted interest rate risk profile, derivatives are used to manage the interest rate risk inherent in our assets and liabilities. In the first nine months of 2004, net interest rate risk management-related derivative income contributed $865 million to net interest income, representing a 33 basis point impact on our net interest margin, compared with $1.0 billion, or 48 basis points, in the first nine months of 2003.

     As discussed previously, we began marketing our FDIC-insured sweep product to brokerage customers in the fourth quarter of 2003. Since then, customer balances have been transferred from money market mutual fund accounts to these deposit accounts. We have been investing these deposits in securities that together produce an asset and liability structure that enables us to maintain our desired interest rate sensitivity. By September 30, 2004, this product had captured $28.9 billion in new deposits, up $17.1 billion from year-end 2003. These deposits represented $22.5 billion in average core deposits in the first nine months of 2004.

Fee and Other Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions)	2004	2003	2004	2003
Service charges	$499	439	1,459	1,295
Other banking fees	304	257	856	738
Commissions	584	765	2,058	1,651
Fiduciary and asset management fees	665	662	2,019	1,605
Advisory, underwriting and other investment banking fees	233	191	622	556
Trading account profits (losses)	(69)	(46)	44	80
Principal investing	201	(25)	254	(126)
Securities gains (losses)	(71)	22	(33)	69
Other income	246	351	669	972

Total fee and other income	$2,592	2,616	7,948	6,840

Fee and Other Income Traditionally banks earn fee and other income from service charges on deposit accounts and other banking products and services, and these continue to be a significant component of our fee income. In addition, we have balanced our earnings with a diversified mix of businesses that provide alternative investment and financing products and services for the more sophisticated needs of our clients. These alternative products produce income in our brokerage, asset management and investment banking businesses from commissions and fees for financial advice, custody, insurance and financing alternatives such as loan syndications and asset securitizations. Additionally, we realize gains from selling our investments in securities such as bonds and equities.

     The fees on many of these products and services are based on market valuations and therefore are sensitive to movements in the financial markets. As the financial markets begin to recover, we are seeing gradual improvement in these market-based fees.

     Fee and other income increased 16 percent in the first nine months of 2004 from the first nine months of 2003 led by growth in commissions, fiduciary and asset management fees, service charges and principal investing gains. Commissions and fiduciary and asset management fees rose due to the full nine-month impact of the larger brokerage business. Service charges increased 13 percent, reflecting growth in checking accounts. Principal investing, which includes the results of proprietary investments in equity and mezzanine securities, had net gains in the first nine months of 2004 of $254 million, due largely to higher realized gains, compared with net losses of $126 million in the first nine months of 2003.

     Net securities losses were $33 million in the first nine months of 2004 compared with gains of $69 million in the first nine months of 2003. We had gains of $88 million from sales of securities received in settlement of problem loans, offset by net losses from portfolio sales of $71 million and impairment losses of $50 million. Net securities gains of $69 million in the first nine months of 2003 included net gains from portfolio sales of $210 million offset by $141 million in impairment losses.

     Other income declined 31 percent in the first nine months of 2004 from the first nine months of 2003 primarily due to a $287 million decline in asset securitization income, including $57 million of losses on auto loan securitizations, as well as a $68 million loss associated with a sale and leaseback of corporate real estate. We expect the sale and leaseback of corporate real estate will reduce annual occupancy and other related expenses by $22 million in future periods.

     Fee and other income was relatively flat in the third quarter of 2004 compared with the third quarter of 2003. Stronger principal investing net gains of $201 million compared with a net loss of $25 million in the year-ago period was more than offset by net trading and securities losses and weaker brokerage commissions.

Noninterest Expense

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions)	2004	2003	2004	2003
Salaries and employee benefits	$2,118	2,109	6,464	5,556
Occupancy	234	220	687	607
Equipment	268	264	780	736
Advertising	46	38	142	104
Communications and supplies	149	159	457	442
Professional and consulting fees	134	109	369	314
Sundry expense	487	396	1,260	1,011

Other noninterest expense	3,436	3,295	10,159	8,770
Merger-related and restructuring expenses	127	148	328	308
Other intangible amortization	99	127	318	398

Total noninterest expense	$3,662	3,570	10,805	9,476

Noninterest Expense Noninterest expense increased 14 percent in the first nine months of 2004 from the first nine months of 2003 primarily reflecting increased variable pay on higher revenues, as well as the full nine months’ effect of the retail brokerage transaction and continued investments for the future. Sundry expense increased 25 percent year over year primarily due to higher legal costs.

     Noninterest expense increased 3 percent in the third quarter of 2004 from the third quarter of 2003 due primarily to the increase in legal costs reflected in sundry expense and professional and consulting fees. Salaries and employee benefits were relatively flat as increased salaries were offset by lower incentives and benefit costs. The decrease in incentives for Capital Management was greater than increases in other areas and lower pension costs drove the benefit reduction.

Merger-Related and Restructuring Expenses We recorded $328 million in net merger-related and restructuring expenses in the first nine months of 2004. This included $219 million related to the retail brokerage integration, which is nearing completion, and $112 million in final charges related to the First Union-Wachovia merger, offset by $3 million in reversals of previously recorded restructuring expenses. The $219 million related to the retail brokerage transaction principally comprised personnel and employee termination benefits and system conversion costs, along with occupancy and equipment and incremental advertising expense. The $112 million related to the First Union-Wachovia merger principally comprised personnel and employee termination benefits, occupancy and equipment costs and system conversion costs. In the first nine months of 2003, we recorded $308 million in merger-related and restructuring expenses. This included $271 million of expenses related to the First Union-Wachovia merger and $43 million related to the retail brokerage integration, offset by $6 million in reversals of previously recorded restructuring expenses.

     We currently expect merger-related and restructuring expenses related to the retail brokerage integration to be $500 million. Through September 30, 2004, we had recorded $304 million of these expenses and expect that substantially all of the remainder will be incurred in the fourth quarter of 2004, with the rest to be incurred through the first half of 2005.

     In the third quarter of 2004, we recorded $127 million in net merger-related and restructuring expenses compared with $148 million in the third quarter of 2003. This included $99 million related to the retail brokerage integration and $28 million related to the First Union-Wachovia merger.

Business Segments

     We provide a diversified range of banking and nonbanking financial services and products primarily through our four core business segments, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. In this section, we discuss the performance and results of our business segments. Additional segment information can be found on page 79 in the notes to our consolidated financial statements.

     Business segment earnings are presented excluding merger-related and restructuring expenses, other intangible amortization, minority interest income in consolidated subsidiaries, and the change in accounting principle. We believe that while these items apply to overall corporate operations, they are not meaningful to understanding or evaluating the performance of our individual business segments. We do not take these items into account as we manage our business segment operations or allocate capital, and therefore, our GAAP segment presentation excludes these items. Also, for segment reporting purposes, net interest income reflects tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources.

     Business segment earnings are the primary measure of segment profit or loss that we use to assess segment performance and to allocate resources. Economic profit, risk-adjusted return on capital (RAROC) and efficiency ratios are additional metrics, all of which are based on and calculated directly from segment earnings, that assist management in evaluating segment results. Please refer to our 2003 Annual Report, including pages 31 through 35 and pages 103 through 105, for additional information related to our business segments and performance metrics.

     We continuously assess assumptions, methodologies and reporting classifications to better reflect the true economics of our business segments. Several refinements have been incorporated for 2004. We periodically review our cost base and the related activities to better align support costs to our business segments. This includes periodic cost studies, such as a 2003 study of activities in our retail branches. This cost study, using the increased amount of customer-related statistical data available, resulted in a better understanding of the costs related to certain services provided in the branches. The more detailed cost understanding led to an increase in the amount of allocated costs related to these services, some of which relate to businesses outside the General Bank. Additionally, we periodically change the manner in which certain costs are allocated, such as activities that can be better allocated to the segments based on utilization metrics rather than through a common overhead pool allocation.

     As a result of these refinements, cost allocation methodologies used in 2004 are different than the methodologies used in the original reporting of 2003 results. While these refinements do not represent a significant change in the results of operations of our segments, we have restated the 2003 amounts to allow for a consistent comparison of segment results. The impact to segment earnings for full year 2003 as a result of these refinements was a $21 million increase in the General Bank, a $17 million decrease in Capital Management, a $14 million decrease in Wealth Management, a $6 million decrease in the Corporate and Investment Bank, and a $16 million increase in the Parent.

General Bank
Performance Summary

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in millions)	2004	2003	2004	2003
Income statement data
Net interest income (Tax-equivalent)	$1,994	1,884	5,751	5,440
Fee and other income	601	561	1,770	1,690
Intersegment revenue	43	46	121	130

Total revenue (Tax-equivalent)	2,638	2,491	7,642	7,260
Provision for credit losses	74	120	207	325
Noninterest expense	1,354	1,319	3,966	3,909
Income taxes (Tax-equivalent)	440	384	1,259	1,104

Segment earnings	$770	668	2,210	1,922

Performance and other data
Economic profit	$603	499	1,684	1,401
Risk adjusted return on capital (RAROC)	57.15%	45.90	53.69	44.00
Economic capital, average	$5,200	5,681	5,271	5,677
Cash overhead efficiency ratio (Tax-equivalent)	51.35%	52.94	51.89	53.84
Lending commitments	$76,592	63,509	76,592	63,509
Average loans, net	124,585	114,574	121,610	113,021
Average core deposits	$170,459	155,336	165,994	150,910
FTE employees	34,481	34,884	34,481	34,884

General Bank The General Bank segment includes our Retail and Small Business and Commercial lines of business. In the first nine months of 2004 compared with the first nine months of 2003, General Bank segment earnings were a record $2.2 billion, an increase of 15 percent, reflecting a 5 percent increase in revenue largely driven by outstanding core deposit growth and growth in consumer real estate-secured loans. Noninterest expense grew modestly in the same period, reflecting strong expense management, and resulted in an improved overhead efficiency ratio of 51.89 percent, excluding merger-related and restructuring expenses and other intangible amortization.

     Fee and other income increased 5 percent from the first nine months of 2003 on strong service charge growth, offset by a market-driven decline in mortgage-related income, including mortgage origination fees, gains on sales of mortgage loans and servicing and amortization of servicing rights.

     Nonmortgage-related income includes service charges, interchange income and ATM fees. Service charges increased $166 million to $1.1 billion reflecting increased consumer activity and new products. Interchange income increased $40 million to $243 million due to higher customer transaction volume. Mortgage banking origination fee income decreased $51 million to $88 million due to lower origination volume resulting from the rising rate environment. Asset sale and securitization income in the General Bank reflects the sale of mortgage loans and related income; securitizations and related gains on the sales of consumer real estate-secured loans (for example, prime equity lines) are reflected in the Parent. In the first nine months of 2004 compared with the first nine months of 2003, asset sale and securitization income decreased $194 million to $55 million due to reduced sales of mortgages to agencies and private investors and lower gains on sales of servicing resulting from weaker volume, and included $15 million in losses on related derivatives. In the first nine months of 2003, asset sale and securitization income of $249 million included $58 million in losses on related derivatives and $22 million in market value write-downs on loans held for sale. Interchange income, mortgage banking origination fee income and amortization of servicing rights are included in other banking fees in the consolidated statements of income. Asset sale and securitization income is included in other income in the consolidated statements of income.

     The General Bank continues to do exceptionally well in attracting and retaining low-cost core deposits, with average balances increasing 19 percent from the first nine months of 2003. Net new retail checking accounts increased 464,000 in the first nine months of 2004, compared with 327,000 in the first nine months of 2003 and 412,000 in full year 2003. Average loans grew 8 percent from the first nine months of the prior year due primarily to growth in consumer real-estate secured and student loans, as well as in middle market commercial and small business lending.

     Provision expense declined by more than a third from the first nine months of 2003, primarily reflecting risk reduction strategies implemented in 2003, solid improvements in both commercial and consumer loan losses and a strengthening economy.

     In the third quarter of 2004 compared with the third quarter of 2003, General Bank segment earnings rose 15 percent based on 6 percent revenue growth to a record $2.6 billion, primarily related to average core deposit growth of 10 percent and average loan growth of 9 percent. Revenue growth doubled expense growth, which was up 3 percent from the third quarter of 2003 primarily due to higher variable expenses related to strong revenue production. Fee income increased 7 percent from the third quarter of 2003 on strong service charge growth, offset by declines in mortgage banking income, as discussed above.

Capital Management
Performance Summary

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in millions)	2004	2003	2004	2003
Income statement data
Net interest income (Tax-equivalent)	$152	78	400	153
Fee and other income	1,131	1,304	3,726	2,864
Intersegment revenue	(13)	(17)	(38)	(52)

Total revenue (Tax-equivalent)	1,270	1,365	4,088	2,965
Provision for credit losses	—	—	—	—
Noninterest expense	1,099	1,161	3,472	2,488
Income taxes (Tax-equivalent)	63	74	224	174

Segment earnings	$108	130	392	303

Performance and other data
Economic profit	$73	94	282	229
Risk adjusted return on capital (RAROC)	34.07%	39.75	39.24	45.06
Economic capital, average	$1,268	1,299	1,335	899
Cash overhead efficiency ratio (Tax-equivalent)	86.57%	84.99	84.93	83.91
Average loans, net	$346	135	247	134
Average core deposits	$29,091	1,615	24,071	1,367
FTE employees	19,351	20,012	19,351	20,012

Capital Management Capital Management includes Retail Brokerage Services, which includes the retail brokerage and insurance groups; and Asset Management, which includes mutual funds, customized investment advisory services, and corporate and institutional trust services.

     In the first nine months of 2004 compared with the same period in 2003, Capital Management’s segment earnings increased 29 percent based on revenue growth of 38 percent and expense growth of 40 percent, largely related to the impact of the retail brokerage transaction and the net benefit of $11 million on the sale of two nonstrategic businesses in the second quarter of 2004. Revenue from the retail brokerage businesses increased $1.0 billion to $3.3 billion largely because the period ended September 30, 2004, included nine months of results related to the retail brokerage transaction that closed on July 1, 2003, while the same period in 2003 included only three months of results from the combined operations. Retail brokerage transactional revenues of $1.8 billion increased 28 percent, while recurring revenues of $1.5 billion were up 71 percent. Revenue from the asset management businesses rose $98 million to $837 million related to growth in assets under management and to the acquisition of a securities lending firm with $17 million in revenues and the net impact of the divestiture of two nonstrategic businesses with $13 million in revenues.

Total Assets Under Management

	2004									2003
	Third Quarter			Second Quarter			First Quarter			Fourth Quarter			Third Quarter
(In billions)	Amount	Mix		Amount	Mix		Amount	Mix		Amount	Mix		Amount	Mix
Assets under management
Money market	$65	26%		$64	26%		$63	25%		$67	27%		$72	30%
Equity	73	29		74	30		74	30		72	29		64	27
Fixed income	111	45		110	44		114	45		108	44		104	43

Total assets under management	249	100		248	100		251	100		247	100		240	100
Securities lending	36	n/a		36	n/a		36	n/a		—	n/a		—	n/a

Total assets under management and securities lending	$285	n/a	%	$284	n/a	%	$287	n/a	%	$247	n/a	%	$240	n/a	%

     Total assets under management and securities lending grew 16 percent from year-end 2003 to $285.4 billion, largely attributable to $37.8 billion from the January 1, 2004, acquisition of the securities lending firm. Total net inflows were $10.0 billion in the first nine months of 2004, excluding the impact of acquisition and divestiture activity referred to above, and net money market fund outflows primarily related to the movement into the FDIC-insured sweep product. The inflows were led by strong institutional separate account fixed income flows and the transfer of $6.0 billion of Prudential money market assets into Evergreen funds. Continued

positive net equity sales along with increased equity market valuations are creating a more attractive mix of funds. Assets under management growth also reflected net asset appreciation of $1.0 billion since year-end 2003 from increased market valuations.

     In addition, deposit balances related to the FDIC-insured sweep product grew to $28.9 billion, compared with $11.8 billion at year-end 2003, contributing to net interest income growth. The asset shift to the FDIC-insured sweep product resulted in a 6 percent decline in mutual fund assets from the third quarter of 2003 to $106.8 billion. Despite the decline in mutual fund assets, total assets under management at September 30, 2004, increased 4 percent from September 30, 2003, to $249.2 billion.

     In the third quarter of 2004 compared with the third quarter of 2003, Capital Management segment earnings declined 17 percent on a revenue decline of $95 million, largely due to a challenging retail brokerage environment. Retail Brokerage revenues declined 9 percent to $1.0 billion primarily due to decreases in transactional revenue reflecting lower customer transaction activity. Retail Brokerage transactional revenues of $493 million were down 26 percent while recurring and other revenues of $518 million increased 16 percent. Revenues in our asset management businesses increased 1 percent to $262 million. Noninterest expense declined 5 percent driven by lower broker compensation.

Wealth Management
Performance Summary

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in millions)	2004	2003	2004	2003
Income statement data
Net interest income (Tax-equivalent)	$130	113	364	319
Fee and other income	136	131	421	396
Intersegment revenue	2	1	5	4

Total revenue (Tax-equivalent)	268	245	790	719
Provision for credit losses	(1)	2	(1)	11
Noninterest expense	189	183	565	535
Income taxes (Tax-equivalent)	30	22	83	63

Segment earnings	$50	38	143	110

Performance and other data
Economic profit	$36	24	99	72
Risk adjusted return on capital (RAROC)	49.09%	35.40	46.15	37.09
Economic capital, average	$372	384	375	369
Cash overhead efficiency ratio (Tax-equivalent)	70.52%	74.48	71.56	74.27
Lending commitments	$4,497	3,843	4,497	3,843
Average loans, net	11,461	9,703	10,902	9,527
Average core deposits	$12,327	11,054	11,987	10,773
FTE employees	3,628	3,802	3,628	3,802

Wealth Management Wealth Management provides a comprehensive suite of private banking, trust and investment management, financial planning and insurance services.

     In the first nine months of 2004 compared with the first nine months of 2003, Wealth Management’s segment earnings were $143 million, an increase of 30 percent as higher revenues outpaced expense growth. Net interest income rose 14 percent on increased loans and core deposits. Fee and other income increased 6 percent due to solid growth in trust and investment management fees and insurance commissions. Noninterest expense rose 6 percent primarily due to higher incentives related to improved revenues and earnings. Provision expense declined as credit quality continued to improve.

     Average loans increased 14 percent from the first nine months of 2003, reflecting growth in both commercial and consumer loans. Average core deposits rose 11 percent in the same period, led by higher money market, demand deposit and interest-checking account balances. Included in total assets under management are wealth assets under management of $58.7 billion at September 30, 2004, which represented a modest decline from year-end 2003 in challenging markets.

     In the third quarter of 2004 compared with the third quarter of 2003, Wealth Management segment earnings increased 32 percent to a record $50 million as record revenues outpaced expense growth. Net interest income grew 15 percent on average loan growth of 18 percent. Average core deposits grew 12 percent, driven by higher money market balances. Fee and other income increased 4 percent largely due to improved trust and investment management fees related to pricing and market improvements as well as to solid growth in insurance brokerage commissions. Noninterest expense increased 3 percent year over year primarily due to higher incentives related to improved revenues.

Corporate and Investment Bank
Performance Summary

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in millions)	2004	2003	2004	2003
Income statement data
Net interest income (Tax-equivalent)	$598	572	1,801	1,723
Fee and other income	787	539	2,246	1,641
Intersegment revenue	(33)	(31)	(90)	(82)

Total revenue (Tax-equivalent)	1,352	1,080	3,957	3,282
Provision for credit losses	(15)	10	(45)	215
Noninterest expense	680	577	1,913	1,687
Income taxes (Tax-equivalent)	252	183	768	513

Segment earnings	$435	310	1,321	867

Performance and other data
Economic profit	$270	137	822	396
Risk adjusted return on capital (RAROC)	33.08%	21.08	33.87	19.98
Economic capital, average	$4,865	5,404	4,804	5,894
Cash overhead efficiency ratio (Tax-equivalent)	50.24%	53.38	48.34	51.41
Lending commitments	$77,007	69,481	77,007	69,481
Average loans, net	33,250	31,911	30,939	34,028
Average core deposits	$19,380	16,391	18,271	15,047
FTE employees	4,552	4,224	4,552	4,224

Corporate and Investment Bank Our Corporate and Investment Bank segment includes the Corporate Lending, Global Treasury and Trade Finance, Investment Banking and Principal Investing lines of business.

     In the first nine months of 2004 compared with the first nine months of 2003, Corporate and Investment Bank segment earnings increased 52 percent to $1.3 billion, reflecting revenue growth of 21 percent. Total fee and other income grew 37 percent due to vastly improved principal investing results and strong growth in advisory and underwriting fees, and other capital markets fees. Net interest income rose 5 percent driven by strong deposit growth in international correspondent banking, treasury services and commercial mortgage servicing. Noninterest expense rose 13 percent due to increased revenue-based variable pay and higher other personnel costs, coupled with increased investment in growth initiatives.

     Total fee and other income increased $605 million primarily due to principal investing gains of $254 million compared with losses of $126 million, reflecting higher realized gains and lower write-downs on both direct investments and fund investments. Advisory, underwriting and other investment banking fees increased $68 million to $620 million due to strong market share gains and the resulting growth in origination revenues in loan syndications, investment grade securities and equity capital markets. Trading account profits declined $18 million to $98 million. Securities gains were $103 million compared with securities losses of $25 million. Other income of $365 million was essentially flat with the first nine months of 2003.

     Corporate loan balances declined due to low demand and continued strong refinance activity by our customers in the public debt markets. Provision expense showed a net recovery of $45 million, including $35 million related to the recovery of write-downs on loans sold out of the loan portfolio, as improving credit conditions resulted in decreased charge-offs. Economic capital usage declined driven by a continued trend of improving credit quality and lower loan outstandings.

     Average core deposits increased 21 percent in the first nine months of 2004 due to growth in commercial mortgage servicing and international trade finance. In commercial mortgage servicing, we service commercial mortgages and hold the related escrow deposits. We also service trusts supporting commercial mortgage-backed securities and hold deposits related to principal and interest payments on the underlying mortgages prior to payment of returns to investors in the securities. Beginning in late 2002, we increased our level of commercial mortgage servicing through purchases of servicing rights and increased retention of servicing rights in Wachovia-sponsored trusts. International trade finance provides demand and money market deposit services to domestic and foreign correspondent banks.

     In the third quarter of 2004 compared with the third quarter of 2003, Corporate and Investment Bank segment earnings increased 40 percent to $435 million. Revenue rose 25 percent to a record $1.4 billion, fueled by a 46 percent increase in fee and other income largely related to robust principal investing net gains of $201 million compared with $25 million in net losses a year ago, as well as strong loan syndication, investment grade and merger and acquisition advisory results. Net interest income grew 5 percent on increased trading assets and higher core deposits. Noninterest expense rose 18 percent due to increased personnel and higher incentives related to improved revenues and earnings. Average loans increased $1.3 billion due to the $2.7 billion impact of the second quarter 2004 resolution of tax matters related to the commercial leasing portfolio. Average core deposits grew 18 percent primarily from higher commercial mortgage servicing and trade finance.

Parent Parent includes all asset and liability management functions, including managing our investment portfolio for earnings, liquidity and interest rate risk. Parent also includes goodwill and other intangible assets, and related funding costs; certain revenues and expenses that are not allocated to the business segments; and the results of our HomEq Servicing business, which is responsible for home equity loan servicing, including that generated and retained by our mortgage company, as well as servicing for third party portfolios.

     In the first nine months of 2004 compared with the first nine months of 2003, the Parent had a segment loss of $150 million compared with segment earnings of $128 million. Total revenue in the Parent declined $210 million to $325 million primarily as a result of a $230 million reduction in securities gains; a $291 million reduction in other income, including a loss of $68 million associated with a sale and leaseback of corporate real estate, and a $163 million reduction in income from asset securitizations, including $57 million in losses on auto loan securitizations; partially offset by a $252 million increase in net interest income. Average securities increased $24.7 billion to $93.5 billion, reflecting investment of the proceeds from the FDIC-insured sweep product.

     Noninterest expense increased $12 million as lower intangible amortization was offset by higher legal costs. Income tax benefits increased $98 million. For segment reporting, income tax expense or benefit is allocated to each business segment based on the statutory rate, adjusted for certain other items, and any difference between the total for all core business segments and the consolidated results is included in the Parent.

     This segment reflects the impact of Prudential’s 38 percent minority interest in Wachovia Securities Financial Holdings, LLC. Total minority interest, which also includes other subsidiaries, was $214 million compared with $96 million in the first nine months of 2003.

     In the third quarter of 2004, the Parent had a loss of $45 million compared with $25 million in earnings in the third quarter of 2003 reflecting a decline in revenue and higher expenses. Net interest income increased $84 million as higher investment income more than offset an increase in funding costs credited to business units. A $144 million decline in fee and other income reflected securities losses of $78 million compared with gains of $13 million. In addition, securitization income declined $63 million, and trading losses were $29 million compared with $24 million in the third quarter of 2003. In the third quarter of 2004, we recorded a $16 million gain associated with equity collars on our stock compared with a $6 million gain in the third quarter of 2003. Noninterest expense rose $31 million primarily due to higher legal costs.

Balance Sheet Analysis

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of U.S. Government agency and asset-backed securities. We use this portfolio primarily to manage liquidity, interest rate risk and regulatory capital, and to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $102.2 billion at September 30, 2004, an increase from $100.4 billion at December 31, 2003.

     Securities available for sale included a net unrealized gain of $2.0 billion at September 30, 2004, and $2.2 billion at December 31, 2003. The average rate earned on securities available for sale was 4.87 percent in the first nine months of 2004 and 5.39 percent in the first nine months of 2003.

     We retain interests in the form of either bonds or residual interests in connection with certain securitizations. The retained interests result primarily from the securitization of residential mortgage loans and prime equity lines and, to a lesser extent, to auto loans from 2004 securitizations. Included in securities available for sale at September 30, 2004, were residual interests with a market value of $907 million, which included a net unrealized gain of $293 million, and retained bonds from securitizations with a market value of $9.5 billion, which included a net unrealized gain of $292 million. At September 30, 2004, retained bonds with an amortized cost of $9.1 billion and a market value of $9.4 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost of $8.3 billion and a market value of $8.6 billion at September 30, 2004, had external credit ratings of AA and above. The decrease in the first nine months of 2004 in retained interests in securities available for sale from December 31, 2003, was primarily due to pay-downs on retained bonds.

Loans - On-Balance Sheet

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Commercial
Commercial, financial and agricultural	$59,271	58,340	55,999	55,453	55,181
Real estate - construction and other	6,985	6,433	6,120	5,969	5,741
Real estate - mortgage	14,771	14,927	15,099	15,186	15,746
Lease financing	24,042	23,894	23,688	23,978	23,598
Foreign	7,402	8,075	7,054	6,880	6,815

Total commercial	112,471	111,669	107,960	107,466	107,081

Consumer
Real estate secured	54,965	53,759	51,207	50,726	51,516
Student loans	10,207	9,838	8,876	8,435	8,160
Installment loans	6,410	7,330	9,054	8,965	9,110

Total consumer	71,582	70,927	69,137	68,126	68,786

Total loans	184,053	182,596	177,097	175,592	175,867
Unearned income	9,549	9,679	9,794	10,021	9,942

Loans, net (on-balance sheet)	$174,504	172,917	167,303	165,571	165,925

Loans - Managed Portfolio (Including on-balance sheet)

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Commercial	$116,287	115,424	112,129	112,041	110,499
Real estate secured	86,043	84,462	81,293	80,146	81,885
Student loans	10,921	10,817	10,841	10,526	10,404
Installment loans	9,094	9,254	9,054	8,965	9,110

Total managed portfolio	$222,345	219,957	213,317	211,678	211,898

Loans Net loans increased $8.9 billion, or 5 percent in the first nine months of 2004 from year-end 2003 to $174.5 billion. Commercial loans grew 5 percent, with the majority of the growth related to increases in asset-based and international correspondent bank lending, and in middle-market commercial, small business and commercial real estate loans. Consumer loans also grew 5 percent from year-end 2003, driven primarily by increases in consumer real estate-secured loans. In addition, student loans increased due to terminated securitizations and installment loans declined from year-end 2003 due to the securitization of $3.0 billion in auto loans.

     Commercial loans represented 61 percent and consumer loans 39 percent of the loan portfolio at September 30, 2004. The portfolio mix continues to strengthen, with a greater proportion of consumer real estate-secured loans as we have pursued risk reduction strategies to actively reduce potential problem loans and certain large corporate loans. The majority of our loan portfolio is secured by collateral or is guaranteed. Eighty percent of the commercial loan portfolio is secured by collateral, and 97 percent of the consumer loan portfolio is secured by collateral or is guaranteed.

     Our consumer managed loan portfolio grew 6 percent from year-end 2003, reflecting higher balances in loans and loans held for sale, partially offset by lower securitized loans on- and off-balance sheet. The managed loan portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities, loans held for sale and the off-balance sheet portfolio of securitized loans sold where we service the loans.

Asset Quality

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Nonperforming assets
Nonaccrual loans	$798	863	968	1,035	1,391
Foreclosed properties	101	104	103	111	116

Total nonperforming assets	$899	967	1,071	1,146	1,507

as % of loans, net and foreclosed properties	0.51%	0.56	0.64	0.69	0.91

Nonperforming assets in loans held for sale	$57	68	67	82	160

Total nonperforming assets in loans and in loans held for sale	$956	1,035	1,138	1,228	1,667

as % of loans, net, foreclosed properties and loans held for sale	0.50%	0.55	0.63	0.69	0.95

Allowance for credit losses (a)
Allowance for loan losses, beginning of period	$2,331	2,338	2,348	2,474	2,510
Net charge-offs	(65)	(68)	(52)	(156)	(132)
Allowance relating to loans transferred or sold	3	(3)	(9)	(57)	(22)
Provision for credit losses related to loans transferred or sold (b)	(8)	(9)	(8)	24	—
Provision for credit losses	63	73	59	63	118

Allowance for loan losses, end of period	2,324	2,331	2,338	2,348	2,474

Reserve for unfunded lending commitments, beginning of period	146	149	156	157	194
Provision for credit losses	(12)	(3)	(7)	(1)	(37)

Reserve for unfunded lending commitments, end of period	134	146	149	156	157

Allowance for credit losses	$2,458	2,477	2,487	2,504	2,631

Allowance for loan losses
as % of loans, net	1.33%	1.35	1.40	1.42	1.49
as % of nonaccrual and restructured loans (c)	291	270	242	227	178
as % of nonperforming assets (c)	258	241	218	205	164
Allowance for credit losses
as % of loans, net	1.41%	1.43	1.49	1.51	1.59

Net charge-offs	$65	68	52	156	132
Commercial, as % of average commercial loans	0.05%	0.08	(0.05)	0.31	0.21
Consumer, as % of average consumer loans	0.30	0.28	0.36	0.50	0.51
Total, as % of average loans, net	0.15%	0.17	0.13	0.39	0.33

Past due loans, 90 days and over, and nonaccrual loans (c)
Commercial, as a % of loans, net	0.57%	0.66	0.78	0.87	1.20
Consumer, as a % of loans, net	0.89%	0.86	0.77	0.77	0.76

(a)	The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.

(b)	The provision related to loans transferred or sold includes recovery of lower of cost or market losses.

(c)	These ratios do not include nonperforming assets included in loans held for sale.

Nonperforming Assets The continuing decline in nonperforming assets reflects more favorable market conditions, with new inflows to commercial nonaccrual loans down more than half in the first nine months of 2004 compared with the same period in 2003. Nonperforming assets were also reduced by charge-offs, payments and sales of $135 million in nonperforming loans from the loan portfolio and from loans held for sale in the first nine months of 2004.

Impaired Loans Impaired loans, which are included in nonperforming loans, amounted to $576 million at September 30, 2004, and $810 million at December 31, 2003. Included in the allowance for loan losses at September 30, 2004, was $26 million related to $105 million of impaired loans. The remaining impaired loans were recorded at or below either the fair value of collateral or the present value of expected future cash flows, or were not large enough to be individually reviewed. In the first nine months of 2004, the average recorded investment in impaired loans was $697 million and $27 million of interest income was recognized on impaired loans. This income was recognized using the cash-basis method of accounting.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $428 million at September 30, 2004. Of these past due loans, $13 million were commercial loans or commercial real estate loans and $415 million were consumer loans.

     At September 30, 2004, consumer past due loans, 90 days and over, and nonaccrual loans increased to 0.89 percent of consumer loans compared with 0.77 percent at December 31, 2003. Consumer nonaccrual loans increased 3 percent to $222 million at September 30, 2004, from $216 million at December 31, 2003. The increase in the ratio is reflected in increased consumer past due loans to $415 million at September 30, 2004, from $312 million at December 31, 2003. This increase was due to a $134 million increase in past due student loans from the second quarter 2004 termination of student loan securitizations, offset by a $31 million decrease in other consumer past due loans. The student loans that were added to the balance sheet are guaranteed against default either by agencies acting under statute of the Higher Education Act and re-insured by the Department of Education or by private guarantors. Principal and interest are 98 percent or 100 percent guaranteed under the federal government program or the private guarantee program, respectively, so the credit quality of the consumer loan mix was not affected by the terminated securitizations.

Net Charge-offs Net charge-offs as a percentage of average net loans of 0.15 percent in the first nine months of 2004 declined 27 basis points from the first nine months of 2003. Commercial net charge-offs declined from 0.39 percent in the prior year period to 0.03 percent of average commercial loans in the first nine months of 2004, mainly due to moderating trends in nonperforming assets at the current beneficial point in the credit cycle, our strategic decision to actively manage down potential problem loans, and a higher level of recoveries during the period. In the same period, consumer net charge-offs declined from 0.46 percent to 0.31 percent of average consumer loans. As older vintages of consumer loans mature or pay down, a higher quality consumer loan mix remains.

Provision for Credit Losses The provision for credit losses declined 70 percent from the first nine months of 2003, reflecting improved loan quality and more favorable economic conditions. The provision for credit losses in the first nine months of 2004 of $148 million included a $25 million net benefit associated with the sale of $257 million of corporate and commercial loans directly out of the loan portfolio and the transfer of $115 million of exposure, including $94 million of outstandings and the related unfunded commitments of $21 million to loans held for sale. This compares with the first nine months of 2003, in which the provision of $500 million included $51 million of expense associated with the transfer of $837 million of exposure, including $561 million of outstandings and the related unfunded commitments of $276 million, to loans held for sale and to the sale of $1.1 billion of corporate, commercial and consumer exposure directly out of the loan portfolio. The provision related to the transfer of loans to loans held for sale was recorded to reduce the carrying amount of these loans to their respective fair values.

     In the third quarter of 2004 compared with the third quarter of 2003, the provision for credit losses declined 47 percent as total nonperforming assets in loans and in loans held for sale declined $711 million and net charge-offs declined $67 million as economic conditions improved.

Allowance for Loan Losses and Reserve for Unfunded Lending Commitments The allowance for loan losses declined $24 million to $2.3 billion at September 30, 2004, or 1.33 percent of net loans, compared with $2.3 billion, or 1.42 percent of net loans, at year-end 2003. The decline was primarily related to loan sales or transfers to loans held for sale and improving credit quality.

     The reserve for unfunded lending commitments declined $22 million at September 30, 2004, to $134 million compared with $156 million at year-end 2003. The decline was primarily related to decreasing risk in the portfolio. The reserve for unfunded lending commitments relates to commercial loans and is included in other liabilities.

     The allowance for credit losses, which includes both the allowance for loan losses and the reserve for unfunded lending commitments, amounted to $2.5 billion at September 30, 2004, down $46 million from December 31, 2003. The allowance for credit losses relating to commercial loans amounted to $1.7 billion, or 1.66 percent of commercial loans at September 30, 2004, compared with $1.8 billion, or 1.89 percent of commercial loans at December 31, 2003. The allowance for loan losses related to consumer loans amounted to $636 million and represented 0.88 percent of consumer loans at September 30, 2004, compared with $716 million and 1.04 percent at December 31, 2003.

Loans Held for Sale Loans held for sale include not only loans originated for sale or securitization as part of our core business strategy but also the activities related to our ongoing portfolio risk management strategies to reduce exposure to areas of perceived higher risk. Our core business activity represents loans we originate with the intent to sell to third parties and primarily includes mortgages and consumer real estate-secured loans. At September 30, 2004 and December 31, 2003, core business activity represented almost all of loans held for sale. Our portfolio management activity represents loans for which we have identified market opportunities to reduce the risk in or improve the profitability of the loan portfolio through sales.

     Individual loans or pools of loans are transferred from the loan portfolio to loans held for sale when we change our intent to hold the loans and there is a plan to sell the loans within a reasonable period of time. In 2004, our portfolio management activity has been designed to reduce economic capital and related credit risk and to improve profitability. As of September 30, 2004, 99 percent of large corporate and commercial exposure transferred to held for sale since the third quarter of 2001 has been sold or paid down.

     In the first nine months of 2004, we sold or securitized $13.9 billion in loans out of the loans held for sale portfolio, including $3.8 billion of commercial loans and $10.1 billion of consumer loans, primarily residential mortgages and consumer real estate-secured loans. Substantially all of these loan sales and securitizations represented core business activity. Of the loans sold, $24 million were nonperforming.

     At September 30, 2004, consumer real estate-secured loans in held for sale amounted to $14.2 billion, an increase of $5.8 billion from year-end 2003. In the first nine months of 2004, $12.2 billion in consumer real estate-secured loans were originated, $1.0 billion were purchased, $1.8 billion were sold and $5.6 billion of payments were received. Due to the low interest rate environment, consumer real estate-secured loan activity has increased dramatically, which has resulted in originations exceeding sales or securitizations. Consumer real estate-secured loans are retained in held for sale until we sell or securitize the loans to enhance liquidity, meet other business needs or take advantage of the current market for asset securitization debt.

     At September 30, 2004, mortgage loans in held for sale amounted to $1.2 billion, an increase of $124 million from year-end 2003. In the first nine months of 2004, $8.2 billion in mortgage loans were originated and $8.0 billion of mortgage loans were sold. Mortgage loans are typically sold within 45 to 60 days of origination. Mortgage loans that are not sold within 150 days, usually due to incomplete documentation or other factors, are transferred to the loan portfolio at the lower of cost or market value. In the first nine months of 2004, $60 million of mortgage loans were transferred to the loan portfolio representing less than 1 percent of originations.

     We transferred $94 million of commercial loans and $21 million of additional unfunded exposure to loans held for sale in the first nine months of 2004 as part of our portfolio management activities. In connection with these transfers to loans held for sale, these loans were written down to the lower of cost or market value.

     In the first nine months of 2003, we sold or securitized $20.5 billion of loans out of the loans held for sale portfolio. Of these loans, $128 million were nonperforming.

Goodwill In the first nine months of 2004, we recorded certain refinements to our initial estimates of the fair value of the assets and liabilities related to the retail brokerage transaction and recorded additional exit cost purchase accounting adjustments. Together, these adjustments resulted in an after-tax net increase to goodwill of $298 million. This amount includes an additional $402 million in pre-tax exit cost purchase accounting adjustments principally pertaining to occupancy and equipment as we finalized our plans for the retail brokerage integration, and reflects the costs associated with consolidating retail brokerage operations in Richmond, Virginia, and with personnel and employee termination benefits. At September 30, 2004, the goodwill attributable to the retail brokerage transaction was $503 million.

     Consistent with previous mergers and with respect to the retail brokerage transaction, we employed a disciplined, deliberate and methodical process of integration. As part of this process, detailed plans were developed and then approved by senior management prior to execution of the plans. Amounts are recorded as exit cost purchase accounting adjustments only after approval of the associated plan by senior management.

     Two significant components of the integration plan had not been finalized at July 1, 2003, and December 31, 2003. These components related to decisions on the extent of movement of the Prudential Securities back-office operations and management from New York City to Richmond, Virginia, and to the consolidation of Prudential Securities and Wachovia Securities branches in overlapping markets. To execute these components of the integration plan, we expected to incur additional exit cost purchase accounting adjustments related to vacant space, severance, contract cancellation and relocation, but because the decisions and related cost estimates had not been finalized, we recorded only $118 million in pre-tax exit cost purchase accounting adjustments for these components for the six months ended December 31, 2003.

     In the six months ended June 30, 2004, we made final decisions with respect to the open issues described in the preceding paragraph and senior management approved plans that related to these components of the integration plan. At that time, we recorded the additional $402 million in exit cost purchase accounting adjustments that principally included finalization of real estate requirements in New York City and employee terminations.

Liquidity and Capital Adequacy

Core Deposits Core deposits increased 16 percent from December 31, 2003, to $237.3 billion at September 30, 2004. This increase in core deposits included an average $22.5 billion of core deposits associated with the FDIC-insured sweep product. Average low-cost core deposits grew 33 percent to $182.1 billion in the first nine months of 2004 from the first nine months of 2003 as we focused on increasing the proportion of low-cost core deposits over higher cost deposit balances. Low-cost core deposits are those in demand deposit, interest checking, savings and money market accounts, and exclude CAP accounts and certificates of deposit.

     The ratio of average noninterest-bearing deposits to average core deposits was 22 percent in the first nine months of 2004 and 24 percent in the first nine months of 2003. The portion of core deposits in higher rate, other consumer time deposits was 11 percent at September 30, 2004, and 14 percent at December 31, 2003. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $80.8 billion in the first nine months of 2004 and $66.0 billion in the first nine months of 2003. The increase was primarily the result of increases of $6.7 billion in average federal funds purchased and $6.4 billion in commercial paper primarily due to the consolidation of the commercial paper conduits we administer. Purchased funds were $83.3 billion at September 30, 2004, and $87.9 billion at December 31, 2003.

Long-term Debt Long-term debt increased from December 31, 2003, to $41.4 billion at September 30, 2004, primarily due to the debt issuances described below. In the fourth quarter of 2004, scheduled maturities of long-term debt amount to $1.6 billion. We anticipate either extending the maturities of these obligations or replacing the maturing obligations, such as with the fourth quarter 2004 issuance noted below.

     In the first nine months of 2004, we issued $5.2 billion in senior debt securities and $2.4 billion in subordinated debt securities under our current shelf registration statement filed with the Securities and Exchange Commission. Under this registration statement, we have $2.3 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. In addition, we have available for issuance up to $3.9 billion under a medium-term note program covering senior or subordinated debt securities. Also, Wachovia Bank has available a global note program for the issuance of up to $43.5 billion of senior or subordinated notes. Early in the fourth quarter of 2004, we issued $1.0 billion of subordinated bank notes under the global note program.

     In the first quarter of 2004, with the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, Revised, we deconsolidated trust preferred securities that amounted to $3.0 billion at December 31, 2003, and that were included in long-term debt. The trusts that issued these preferred securities used the related proceeds to purchase our junior subordinated debentures. Accordingly, at September 30, 2004, long-term debt included $3.1 billion of junior subordinated debentures. Junior subordinated debentures at September 30, 2004, and trust preferred securities at December 31, 2003, are included in tier 1 capital for regulatory purposes.

     The sale of debt or equity securities will depend on future market conditions, funding needs and other factors.

Stockholders’ Equity The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to stockholders while maintaining sufficient regulatory capital ratios.

     Stockholders’ equity increased $1.5 billion from year-end 2003 to $33.9 billion at September 30, 2004. We paid $1.6 billion, or $1.20 per share, in dividends to common stockholders in the first nine months of 2004 compared with $1.2 billion, or 90 cents per share, in the first nine months of 2003. Average diluted common shares outstanding declined 16 million shares from December 31, 2003, to 1.3 billion at September 30, 2004. In the first nine months of 2004, we repurchased 22 million common shares at a cost of $1.0 billion in connection with our previously announced share repurchase programs, under which we are authorized to buy back up to a remaining 101 million shares of common stock. Please refer to our Third Quarter 2004 Form 10-Q for additional information on share repurchases.

     In the second quarter of 2004, we entered into transactions involving the simultaneous sale of put options and purchase of call options on 10 million shares of our common stock with expiration dates from October 2004 to August 2005. We entered into these equity collars to manage potential dilution associated with our employee stock options. These transactions are recorded as assets or liabilities with changes in fair value recorded in earnings. In the nine months ended September 30, 2004, we recorded a net gain of $3 million related to market value changes of these collars.

Subsidiary Dividends Wachovia Bank, National Association, is the largest source of subsidiary dividends paid to the parent company. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at September 30, 2004, our subsidiaries had $5.3 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $1.3 billion in dividends to the parent company in the first nine months of 2004.

Regulatory Capital Our capital ratios remained strong at September 30, 2004. The tier 1 capital ratio decreased 18 basis points from December 31, 2003, to 8.34 percent, driven primarily by higher risk-weighted assets. The minimum tier 1 capital ratio is 4 percent, and at September 30, 2004, we were classified as well capitalized for regulatory purposes, the highest classification. Our total capital ratio was 11.22 percent and our leverage ratio was 6.21 percent at September 30, 2004, and 11.82 percent and 6.36 percent, respectively, at December 31, 2003.

Off-Balance Sheet Transactions

     In the normal course of business, we engage in a variety of financial transactions that, under GAAP, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk.

Summary of Off-Balance Sheet Exposures

	September 30, 2004		December 31, 2003
	Carrying		Carrying
(In millions)	Amount	Exposure	Amount	Exposure
Guarantees
Securities lending indemnifications	$—	45,313	—	—
Standby letters of credit	100	28,557	72	27,597
Liquidity agreements	1	7,853	6	10,319
Loans sold with recourse	39	4,683	29	2,655
Residual value guarantees	8	636	4	641

Total guarantees	$148	87,042	111	41,212

Guarantees Guarantees are contracts that contingently require us to make payments to a guaranteed party based on an event or changes in an underlying asset, liability, rate or index. Our guarantees are generally in the form of standby letters of credit, liquidity agreements, recourse obligations and residual value guarantees. For more information on these types of guarantees, please refer to our 2003 Annual Report.

     Additionally, as a result of our acquisition of a securities lending firm in January 2004, we act as a securities lending agent. Our clients’ securities are loaned, on a fully collateralized basis, to third party broker/dealers. We indemnify our clients against broker default and support these guarantees with collateral that is marked to market daily. We generally require cash or other highly liquid collateral from the broker/dealer. At September 30, 2004, there was $46.7 billion in collateral supporting the $45.3 billion loaned. Accordingly, there is no carrying amount associated with these agreements.

Retained Interests We periodically securitize assets originated through our normal loan production channels or purchased in the open market. In securitization transactions, assets are typically sold to special purpose entities that are off-balance sheet. Certain securitization transactions result in a complete transfer of risk to investors, and in others, we retain risk in the form of senior or subordinated notes or residual interests in the securities issued by the off-balance sheet entities. Retained interests from securitizations with off-balance sheet entities recorded as either available for sale securities, trading account assets, loans or other assets amounted to $13.0 billion at September 30, 2004. Please refer to the Balance Sheet Analysis section and our 2003 Annual Report for more information on retained interests.

     In the first nine months of 2004, we securitized and sold $1.0 billion of prime equity lines, retaining $24 million in the form of residual interests, and $3.0 billion of auto loans, retaining $195 million in the form of investment grade securities and $64 million in the form of residual interests. Included in other income were net losses of $55 million in the first nine months of 2004 related to these securitizations. In the first nine months of 2003, we securitized and sold $2.4 billion of prime equity lines, retaining $57 million in the form of residual interests. Included in other income were net gains of $27 million in the first nine months of 2003 related to these securitizations.

Risk Governance and Administration

     Please refer to our 2003 Annual Report for a more detailed discussion of our comprehensive approach to managing credit, operational and liquidity risks; to allocating capital and measuring risk-adjusted returns; and to our governance structure and practices.

Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and other derivatives to provide customized solutions for the risk management needs of our customers and for proprietary trading. Market risk management activities are overseen by an independent market risk group, which reports outside of the business units to the risk management group. Risk measures include the use of value-at-risk (VAR) methodology with limits approved by the Market Risk Committee and subsequently by the Asset and Liability Committee. The Market Risk Committee also approves a variety of other trading limits designed to match trading activities to our appetite for risk and to our strategic objectives.

     The VAR methodology uses recent market volatility to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent confidence level. The VAR model uses historical data from the most recent 252 trading days. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. Our 1-day VAR limit in the first nine months of 2004 was $30 million. The total 1-day VAR was $19 million at September 30, 2004, and $12 million at December 31, 2003, and primarily related to interest rate risk and equity risk. The high, low and average VARs in the first nine months of 2004 were $27 million, $12 million and $18 million, respectively.

     The market risk associated with interest rate risk management derivatives is fully incorporated into our earnings simulation model in the same manner as financial instruments for which the interest-bearing balance is reflected on the balance sheet. The Interest Rate Risk Management section describes the way in which we manage this risk.

     Detailed information on derivatives used for interest rate risk management is included in Table 20 through Table 22.

Interest Rate Risk Management One of the fundamental roles in banking is the management of interest rate risk, or the risk that changes in interest rates may diminish the income that we earn on loans, securities and other earning assets. The following discussion explains how we oversee the interest rate risk management process, and the actions we take to protect earnings from interest rate risk.

     A balance sheet is considered asset sensitive when its assets (loans and securities) reprice faster or to a greater extent than liabilities (deposits and borrowings). An asset-sensitive balance sheet will produce more net interest income when interest rates rise and less net interest income when interest rates decline. Our large and relatively rate-insensitive deposit base funds a portfolio of primarily floating rate commercial and consumer loans. This mix naturally creates a highly asset-sensitive balance sheet. Over the past two years, deposit growth has far outpaced loan growth, significantly adding to our naturally asset-sensitive position. To achieve more neutrality, we maintain a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives.

     We often elect to use derivatives to protect assets, liabilities and future financial transactions from changes in interest rates. When deciding whether to use derivatives instead of investing in securities to reach the same goal, we consider a number of factors, such as cost, efficiency, the effect on our liquidity and capital, and our overall interest rate risk management strategy. We choose to use derivatives when they provide greater relative value or more efficient execution of our strategy than securities. The derivatives we use for interest rate risk management include various interest rate swaps, futures, forwards and options. We fully incorporate the market risk associated with interest rate risk management derivatives into our earnings simulation model in the same manner as other on-balance sheet financial instruments. The market risk associated with trading and customer derivative positions is managed using the VAR methodology, as described in the Market Risk Management section.

     As economic conditions improve and loan demand increases, we expect to rely to a larger extent on our large base of low-cost core deposits to fund lending activities. The characteristics of the loans we add will prompt different strategies. Fixed rate loans, for example, diminish the need to buy discretionary investments, so if we add more fixed rate loans to our loan portfolio, we would likely allow existing discretionary investments to mature or be liquidated. If we add more variable rate loans, we would likely allow fixed rate securities to mature or be liquidated, and then add new derivatives that, in effect, would convert the incremental variable rate loans to fixed rate loans.

     We analyze and manage the amount of risk we are taking to changes in interest rates by forecasting a wide range of interest rate scenarios and for time periods as long as 36 months. However, in analyzing interest rate sensitivity for policy measurement, we compare forecasted earnings per share in both “high rate” and “low rate” scenarios to the “market forward rate” and “flat rate” scenarios. The policy measurement period is 12 months in length, beginning with the first month of the forecast. Our objective is to ensure that we prudently manage our interest-bearing assets and liabilities in ways that improve our financial performance without unduly putting earnings at risk. Our policy is to limit the risk we can take through balance sheet management actions to 5 percent of earnings per share in both falling and rising rate environments.

     Our “market forward rate” is constructed using currently implied market forward rate estimates for all points on the yield curve over the next 36 months. Our standard approach evaluates expected earnings in a 200 basis point range both above and below the “market forward rate” scenario. However, due to the currently low absolute level of the federal funds rate, we modified the “low rate” scenario to measure a decline of only 50 basis points.

     We simultaneously measure the impact of a parallel and nonparallel shift in rates on each of our interest rate scenarios. A parallel shift would, as the term implies, shift all points on the yield curve by the same increments. For example, by the twelfth month in our policy measurement period, short-term rates such as the federal funds rate would increase by 200 basis points over the “market forward rate,” while longer term rates such as the 10-year and 30-year treasury note rates would increase by 200 basis points as well. A nonparallel shift would consist of a 200 basis point increase in short-term rates, while long-term rates would increase by a different amount. A rate shift in which short-term rates rise to a greater degree than long-term rates is referred to as a “flattening” of the yield curve. Conversely long-term rates rising to a greater degree than short-term rates would lead to a “steepening” of the yield curve.

     The impact of a nonparallel shift in rates depends on the types of assets in which funds are invested and the shape of the curve implicit in the “market forward rate” scenario. For example, at September 30, 2004, the spread between the 10-year and two-year treasury note rates was 151 basis points, which historically would be considered very wide. The average spread between the 10-year and two-year treasury note rates since 1980 has been approximately 82 basis points, including periods of inversion.

     In this historically steep yield curve environment, we believe prudent risk management practices dictate the evaluation of rate shifts that include a “flattening” of the yield curve where short-term rates rise faster and to a greater degree than long-term rates. Accordingly, in September 2004 we evaluated scenarios that measure the impact of a “moderate flattening” and a “severe flattening” of the yield curve. Interest rate risk management decisions are based on a composite view of sensitivity considering parallel and nonparallel shifts. The methodology we use is discussed further in the Earnings Sensitivity section.

Policy Period Sensitivity Measurement

	Actual	Implied
	Fed Funds	Fed Funds	Percent
	Rate at	Rate at	Earnings
	September 1, 2004	August 31, 2005	Sensitivity
Flat Rate Scenarios (a)	1.58%	1.75	—
High Rate		3.75	0.10
Low Rate		1.25	(0.30)

Market Forward Rate Scenarios (b)	1.58%	2.78	—
High Rate Composite		4.78	0.10
Low Rate		2.28	(0.10)

(a)	Assumes that base Fed Funds rate remains unchanged.

(b)	Assumes that base Fed Funds rate mirrors market expectations.

Earnings Sensitivity The Policy Period Sensitivity Measurement table provides a summary of our interest rate sensitivity measurement.

     In September 2004, our earnings simulation model indicated earnings would be positively affected by 0.1 percent in a “high rate composite” scenario relative to the “market forward rate” over the policy period. Additionally, we measure a scenario where rates gradually decline 50 basis points over a 12-month period relative to the “market forward rate” scenario. The model indicates earnings would be negatively affected in this scenario by 0.1 percent, which indicates an asset sensitive position to changes in interest rates.

     Our sensitivity to the “market forward rate” scenario is measured using three different yield curve shapes. The first is a gradual 200 basis point increase at each point on the yield curve over a 12-month period. This is referred to as a parallel shift in the curve and would follow the “market forward rate” scenario’s expected flattening. Next we measure the exposure to nonparallel shifts by allowing short-term rates to rise by 200 basis points, while allowing rates of terms longer than one year to increase by a lesser degree. This approach creates incrementally flatter curves. This has the impact of stressing liability costs by a full 200 basis points, while new fixed rate lending and investment rates receive less than a 200 basis point increase. The focal point is the spread between the 10-year and two-year treasury note rates. In our “moderate flattening” scenario, this spread declines from 133 basis points in the “market forward rate” scenario to 80 basis points. This flattening is quite significant in relation to the most likely scenario; however, it is still above the historical average. Our “severe flattening” scenario reduces the spread between the 10-year and two-year treasury note rates to 26 basis points by the end of the measurement period. This approach fully stresses expected earnings to the risks of nonparallel curve shifts. The reported sensitivity is a composite of these three scenarios.

     The Policy Period Sensitivity Measurement table shows that our “flat rate” scenario holds the federal funds rate constant at 1.75 percent through August 2005. Based on our September 2004 outlook, if interest rates were to follow our “high rate” scenario (i.e., a 200 basis point increase in short-term rates from our “flat rate” scenario) with a parallel shift in the yield curve, our earnings sensitivity model indicates earnings during the 12-month policy measurement period would increase by 0.1 percent.

     Typically, we analyze a 200 basis point decline for our “low rate” scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate. If rates were to follow the “low rate” scenario relative to our “flat rate” scenario, our earnings would decrease by 0.3 percent. For our “most likely rate” scenario, we believe the “market forward rate” is the most appropriate. The “market forward rate” scenario assumes the federal funds rate of 1.58 percent at September 1, 2004, gradually rises to 2.78 percent through the end of our policy measurement period.

     While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters

     The following information addresses significant new developments in accounting standard setting that will affect us as well as new or proposed legislation that will continue to have a significant impact on our industry.

Other-Than-Temporary Impairment and Available for Sale Securities In March 2004, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force (EITF) on paragraphs 6 through 20, 22 and 23 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). Paragraph 23 of EITF 03-01 provided for adoption of the related consensus as of the beginning of the third quarter 2004. Subsequent to the FASB’s ratification, in September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1. FSP EITF 03-1-1 effectively delays the guidance in paragraphs 10 through 20 of EITF 03-01 until the FASB issues final guidance, expected in the fourth quarter of 2004. In addition, the FASB issued proposed FSP EITF 03-1-a, which provides guidance on the application of EITF 03-01 to debt securities that are impaired as a result of interest rate and/or sector spread increases. The proposed FSP 03-1-a is expected to be discussed and issued in final form in the fourth quarter of 2004.

     Paragraphs 10 through 20 of EITF 03-01 provide guidance on when impairment of debt and equity securities is considered other-than-temporary. This guidance generally states impairment is considered other-than-temporary unless the holder of the security has both the intent and ability to hold the security until the fair value recovers and evidence supporting the recovery outweighs evidence to the contrary. We are currently evaluating the impact implementation of this guidance could have on our consolidated financial position or results of operations.

Leveraged Lease Accounting For a leveraged lease, Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases (SFAS 13), as amended and interpreted, states that if a change in an important lease assumption changes the total estimated net income under the lease, the rate of return, and the allocation of lease income to positive investment years must be recalculated from inception of the lease using the revised important assumption. The net investment in the lease must then be adjusted to the revised amount by a charge or credit to the results of operations in the period in which the important assumption is changed. Changes that affect only the timing of cash flows and not the total net income under the lease do not result in a recalculation of the lease.

     We understand that the large accounting firms have recently discussed with the staff of the FASB several matters related to leveraged lease accounting including the extent to which changes that affect the timing of cash flows but not the total net income under the lease should be incorporated into the recalculation when a change in an important assumption occurs. If the FASB staff modifies existing interpretations of SFAS 13 and related industry practice, it could result in a one-time charge to the results of operations. An amount approximating this one-time charge would then be recognized into income over the remaining terms of the affected leases. It is not possible at this time to determine whether or when any changes to existing lease accounting guidance and related industry practice might occur.

Other Postretirement Benefits In December 2003, Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, requires currently enacted changes in relevant laws to be considered in the current period measurement of postretirement benefit cost and the accumulated benefit obligation. However, the FASB issued guidance that permitted companies to defer recognition of the impact of the Act until certain accounting issues are resolved by the FASB. In May 2004, the FASB issued FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which provides guidance on accounting for the impact of the Act. We adopted the provisions of FSP 106-2 in the second quarter of 2004. The adoption of FSP 106-2 did not have a material impact on our consolidated financial position or results of operations.

Loan Commitments In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 105, Application of Accounting Principles to Loan Commitments. SAB 105 requires that the fair value measurement of mortgage loan commitments, which are derivatives, exclude any expected future cash flows related to the customer relationship or to servicing rights. We adopted the provisions of SAB 105 in the second quarter of 2004. The adoption of SAB 105 did not have a material impact on our consolidated financial position or results of operations.

Purchased Loans In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses the accounting for differences between contractual cash flows and expected cash flows for loans acquired in a transfer when those differences are attributable at least in part to a decline in credit quality. The scope of SOP 03-3 includes loans that have shown evidence of deterioration in credit quality since origination, and includes loans acquired individually, in pools or as part of a business combination. Under SOP 03-3, the difference between expected cash flows and the purchase price is accreted as an adjustment to yield over the life of the acquired loans. The difference between contractual cash flows and expected cash flows is not subject to accretion under SOP 03-3. For loans acquired in a business combination that have evidence of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree’s allowance for loan losses is typically added to the acquirer’s allowance for loan losses. SOP 03-3 is effective for loans acquired beginning in 2005. We are currently evaluating the impact its adoption will have on our consolidated financial position or results of operations.

Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2003 Annual Report on Form 10-K.

Table 1
EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to the results of operations presented in accordance with generally accepted accounting principles (GAAP), our management uses, and this quarterly financial supplement contains, certain non-GAAP financial measures, such as expenses excluding merger-related and restructuring expenses; the dividend payout ratio on a basis that excludes other intangible amortization, merger-related and restructuring expenses, and the cumulative effect of a change in accounting principle; and net interest income on a tax-equivalent basis.

     We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the financial services industry. Specifically, we believe the exclusion of merger-related and restructuring expenses permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. These non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information regarding segment performance, see the “Business Segments” sections. This quarterly financial supplement contains information regarding estimates of our future expenses excluding merger-related and restructuring expenses. The amount and timing of those future merger-related and restructuring expenses, however, are not estimable until such expenses actually occur, and therefore, reconciliation information relating to those future expenses and GAAP expenses has not been provided.

     In addition, because of the significant amount of deposit base intangible amortization, we believe the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding other intangible amortization, merger-related and restructuring expenses, and the cumulative effect of a change in accounting principle, and has communicated certain dividend payout ratio goals to investors on this basis. We believe this dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.

     This quarterly financial supplement also includes net interest income on a tax-equivalent basis. We believe the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.

     Although we believe the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions)	2004	2003	2004	2003
Net interest income (GAAP)	$2,965	2,653	8,664	7,730
Tax-equivalent adjustment	63	64	190	191

Net interest income (Tax-equivalent)	$3,028	2,717	8,854	7,921

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Diluted earnings per common share (GAAP)	$0.96	0.83	2.85	2.35
Other intangible amortization	0.05	0.05	0.16	0.18
Merger-related and restructuring expenses	0.04	0.06	0.11	0.14
Cumulative effect of a change in accounting principle	—	(0.01)	—	(0.01)

Earnings per share (a)	$1.05	0.93	3.12	2.66

Dividends paid per common share	$0.40	0.35	1.20	0.90
Dividend payout ratios (GAAP) (b)	41.67%	42.17	42.11	38.30
Dividend payout ratios (a) (b)	38.10%	37.63	38.46	33.83

(a)	Excludes other intangible amortization, merger-related and restructuring expenses, and the cumulative effect of a change in accounting principle.

(b)	Dividend payout ratios are calculated by dividing dividends per common share by earnings per common share.

Table 2
SELECTED STATISTICAL DATA

	2004			2003
	Third	Second	First	Fourth	Third
(Dollars in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
PROFITABILITY Return on average common stockholders’ equity	15.12%	15.49	15.37	13.58	13.71
Net interest margin (a)	3.36	3.37	3.55	3.64	3.57
Fee and other income as % of total revenue	46.13	47.24	48.53	46.95	49.05
Effective income tax rate	30.71%	32.19	32.73	29.76	30.41

ASSET QUALITY Allowance for loan losses as % of loans, net	1.33%	1.35	1.40	1.42	1.49
Allowance for loan losses as % of nonperforming assets (b)	258	241	218	205	164
Allowance for credit losses as % of loans, net	1.41	1.43	1.49	1.51	1.59
Net charge-offs as % of average loans, net	0.15	0.17	0.13	0.39	0.33
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.50%	0.55	0.63	0.69	0.95

CAPITAL ADEQUACY Tier 1 capital ratio	8.34%	8.36	8.54	8.52	8.67
Total capital ratio	11.22	11.32	11.67	11.82	12.21
Leverage	6.21%	6.23	6.33	6.36	6.56

OTHER DATA FTE employees	84,503	85,042	85,460	86,114	86,635
Total financial centers/brokerage offices	3,252	3,271	3,305	3,360	3,399
ATMs	4,395	4,396	4,404	4,408	4,420
Actual common shares (In millions)	1,308	1,309	1,312	1,312	1,328
Common stock price	$46.95	44.50	47.00	46.59	41.19
Market capitalization	$61,395	58,268	61,650	61,139	54,701

(a)	Tax-equivalent.

(b)	These ratios do not include nonperforming loans included in loans held for sale.

Table 3
SUMMARIES OF INCOME, PER COMMON
SHARE AND BALANCE SHEET DATA

	2004				2003
	Third		Second	First	Fourth	Third
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter
SUMMARIES OF INCOME
Interest income	$4,301		4,019	3,999	3,951	3,712
Tax-equivalent adjustment	63		65	62	65	64

Interest income (a)	4,364		4,084	4,061	4,016	3,776
Interest expense	1,336		1,181	1,138	1,074	1,059

Net interest income (a)	3,028		2,903	2,923	2,942	2,717
Provision for credit losses	43		61	44	86	81

Net interest income after provision for credit losses (a)	2,985		2,842	2,879	2,856	2,636
Securities gains (losses)	(71)		36	2	(24)	22
Fee and other income	2,663		2,563	2,755	2,628	2,594
Merger-related and restructuring expenses	127		102	99	135	148
Other noninterest expense	3,535		3,385	3,557	3,631	3,422
Minority interest in income of consolidated subsidiaries	28		45	57	63	55

Income before income taxes and cumulative effect of a change in accounting principle	1,887		1,909	1,923	1,631	1,627
Income taxes	561		592	610	466	475
Tax-equivalent adjustment	63		65	62	65	64

Income before cumulative effect of a change in accounting principle	1,263		1,252	1,251	1,100	1,088
Cumulative effect of a change in
accounting principle, net of income taxes	—		—	—	—	17

Net income	$1,263		1,252	1,251	1,100	1,105

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.97		0.96	0.96	0.84	0.83
Net income	0.97		0.96	0.96	0.84	0.84
Diluted
Income before change in accounting principle	0.96		0.95	0.94	0.83	0.82
Net income	0.96		0.95	0.94	0.83	0.83
Cash dividends	$0.40		0.40	0.40	0.35	0.35
Average common shares — Basic	1,296		1,300	1,302	1,311	1,321
Average common shares — Diluted	1,316		1,320	1,326	1,332	1,338
Average common stockholders’ equity
Quarter-to-date	$33,246		32,496	32,737	32,141	31,985
Year-to-date	32,828		32,616	32,737	32,135	32,132
Book value per common share	25.92		24.93	25.42	24.71	24.71
Common stock price
High	47.50		47.66	48.90	46.59	44.71
Low	43.56		44.16	45.91	42.07	40.60
Period-end	$46.95		44.50	47.00	46.59	41.19
To earnings ratio (b)	12.76	X	12.54	13.95	14.61	13.64
To book value	181%		178	185	189	167
BALANCE SHEET DATA
Assets	$436,698		418,441	411,140	401,188	388,924
Long-term debt	$41,444		37,022	39,352	36,730	37,541

(a)	Tax-equivalent.

(b)	Based on diluted earnings per common share.

Table 4
MERGER-RELATED AND RESTRUCTURING EXPENSES

Nine
Months
Ended
Sept. 30,
(In millions)	2004
MERGER-RELATED AND RESTRUCTURING EXPENSES -
WACHOVIA/PRUDENTIAL FINANCIAL
RETAIL BROKERAGE TRANSACTION
Merger-related expenses
Personnel costs	$88
Occupancy and equipment	11
Advertising	18
System conversion costs	78
Other	16

Total merger-related expenses	211

Restructuring expenses Occupancy and equipment	8

Total restructuring expenses	8

Total Wachovia/Prudential Financial merger-related and restructuring expenses	219

MERGER-RELATED AND RESTRUCTURING EXPENSES — FIRST
UNION/WACHOVIA
Merger-related expenses
Personnel costs	27
Occupancy and equipment	32
Advertising	1
System conversion costs	33
Other	14

Total merger-related expenses	107

Restructuring expenses
Employee termination benefits	1
Occupancy and equipment	4

Total restructuring expenses	5

Total First Union/Wachovia merger-related and restructuring expenses	112

Other restructuring expenses (reversals), net	(3)

Total merger-related and restructuring expenses	$328

(In millions)	Total
ACTIVITY IN THE RESTRUCTURING ACCRUAL
Balance, December 31, 2003	$3
Reversals of prior accruals	(3)

Balance, September 30, 2004	$—

Table 5
BUSINESS SEGMENTS (a)

	2004			2003
	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
GENERAL BANK COMBINED (b)
Net interest income (c)	$1,994	1,901	1,856	1,876	1,884
Fee and other income	601	600	569	501	561
Intersegment revenue	43	40	38	49	46

Total revenue (c)	2,638	2,541	2,463	2,426	2,491
Provision for credit losses	74	65	68	145	120
Noninterest expense	1,354	1,298	1,314	1,386	1,319
Income taxes	430	416	382	317	375
Tax-equivalent adjustment	10	11	10	10	9

Segment earnings	$770	751	689	568	668

Economic profit	$603	575	506	423	499
Risk adjusted return on capital	57.15%	55.10	48.92	41.21	45.90
Economic capital, average	$5,200	5,246	5,367	5,558	5,681
Cash overhead efficiency ratio (c)	51.35%	51.05	53.35	57.13	52.94
Lending commitments	$76,592	73,372	69,977	65,457	63,509
Average loans, net	124,585	122,049	118,164	116,374	114,574
Average core deposits	$170,459	166,603	160,871	158,143	155,336
FTE employees	34,481	34,488	34,383	34,552	34,884

COMMERCIAL
Net interest income (c)	$587	553	536	545	530
Fee and other income	101	97	125	91	91
Intersegment revenue	28	24	23	31	27

Total revenue (c)	716	674	684	667	648
Provision for credit losses	18	15	6	57	35
Noninterest expense	288	276	274	293	280
Income taxes	139	127	137	106	112
Tax-equivalent adjustment	10	11	10	10	9

Segment earnings	$261	245	257	201	212

Economic profit	$178	158	159	126	117
Risk adjusted return on capital	43.18%	39.85	38.71	31.21	29.21
Economic capital, average	$2,204	2,205	2,305	2,467	2,554
Cash overhead efficiency ratio (c)	40.23%	40.85	40.13	43.94	43.22
Average loans, net	$52,517	51,533	50,378	50,139	50,054
Average core deposits	$38,930	37,739	35,295	34,106	31,979

RETAIL AND SMALL BUSINESS
Net interest income (c)	$1,407	1,348	1,320	1,331	1,354
Fee and other income	500	503	444	410	470
Intersegment revenue	15	16	15	18	19

Total revenue (c)	1,922	1,867	1,779	1,759	1,843
Provision for credit losses	56	50	62	88	85
Noninterest expense	1,066	1,022	1,040	1,093	1,039
Income taxes	291	289	245	211	263
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$509	506	432	367	456

Economic profit	$425	417	347	297	382
Risk adjusted return on capital	67.43%	66.16	56.60	49.19	59.53
Economic capital, average	$2,996	3,041	3,062	3,091	3,127
Cash overhead efficiency ratio (c)	55.49%	54.73	58.44	62.13	56.36
Average loans, net	$72,068	70,516	67,786	66,235	64,520
Average core deposits	$131,529	128,864	125,576	124,037	123,357

a) Certain amounts presented in this Table 5 in periods prior to the third quarter of 2004 have been reclassified to conform to the presentation in the third quarter of 2004.

(b) General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.

(c) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	2004			2003
	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$152	131	117	96	78
Fee and other income	1,131	1,245	1,350	1,327	1,304
Intersegment revenue	(13)	(12)	(13)	(17)	(17)

Total revenue (b)	1,270	1,364	1,454	1,406	1,365
Provision for credit losses	—	—	—	—	—
Noninterest expense	1,099	1,147	1,226	1,196	1,161
Income taxes	63	79	82	76	74
Tax-equivalent adjustment	—	—	—	1	—

Segment earnings	$108	138	146	133	130

Economic profit	$73	102	107	95	94
Risk adjusted return on capital	34.07%	41.53	41.78	38.47	39.75
Economic capital, average	$1,268	1,336	1,403	1,374	1,299
Cash overhead efficiency ratio (b)	86.57%	84.12	84.27	85.08	84.99
Average loans, net	$346	254	139	156	135
Average core deposits	$29,091	24,725	18,343	6,999	1,615
FTE employees	19,351	19,461	19,581	19,937	20,012
Assets under management	$249,238	247,585	250,559	246,626	240,260

RETAIL BROKERAGE SERVICES
Net interest income (b)	$142	119	109	85	69
Fee and other income	881	963	1,086	1,070	1,057
Intersegment revenue	(12)	(13)	(12)	(16)	(15)

Total revenue (b)	1,011	1,069	1,183	1,139	1,111
Provision for credit losses	—	—	—	—	—
Noninterest expense	884	931	1,009	982	961
Income taxes	48	48	64	55	55
Tax-equivalent adjustment	—	—	—	1	—

Segment earnings	$79	90	110	101	95

Economic profit	$48	60	76	67	65
Risk adjusted return on capital	29.10%	31.59	36.82	34.02	34.25
Economic capital, average	$1,081	1,140	1,205	1,168	1,104
Cash overhead efficiency ratio (b)	87.70%	86.86	85.37	86.17	86.50
Average loans, net	$—	1	—	—	—
Average core deposits	$27,536	23,166	17,161	5,629	419

a) Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	2004			2003
	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ASSET MANAGEMENT
Net interest income (b)	$10	11	8	10	9
Fee and other income	253	287	269	262	252
Intersegment revenue	(1)	—	—	—	(1)

Total revenue (b)	262	298	277	272	260
Provision for credit losses	—	—	—	—	—
Noninterest expense	222	227	226	226	209
Income taxes	14	26	18	17	19
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$26	45	33	29	32

Economic profit	$21	39	28	24	26
Risk adjusted return on capital	55.23%	90.51	65.92	55.31	64.01
Economic capital, average	$189	199	201	209	198
Cash overhead efficiency ratio (b)	84.34%	76.42	81.33	83.11	80.56
Average loans, net	$346	253	139	156	135
Average core deposits	$1,555	1,559	1,182	1,370	1,196

OTHER
Net interest income (b)	$—	1	—	1	—
Fee and other income	(3)	(5)	(5)	(5)	(5)
Intersegment revenue	—	1	(1)	(1)	(1)

Total revenue (b)	(3)	(3)	(6)	(5)	(6)
Provision for credit losses	—	—	—	—	—
Noninterest expense	(7)	(11)	(9)	(12)	(9)
Income taxes	1	5	—	4	—
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$3	3	3	3	3

Economic profit	$4	3	3	4	3
Risk adjusted return on capital	—%	—	—	—	—
Economic capital, average	$(2)	(3)	(3)	(3)	(3)
Cash overhead efficiency ratio (b)	—%	—	—	—	—
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 5
BUSINESS SEGMENTS

	2004			2003
	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
WEALTH MANAGEMENT
Net interest income (a)	$130	120	114	114	113
Fee and other income	136	144	141	138	131
Intersegment revenue	2	2	1	2	1

Total revenue (a)	268	266	256	254	245
Provision for credit losses	(1)	—	—	1	2
Noninterest expense	189	190	186	187	183
Income taxes	30	28	25	25	22
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$50	48	45	41	38

Economic profit	$36	33	30	25	24
Risk adjusted return on capital	49.09%	46.77	42.61	37.31	35.40
Economic capital, average	$372	374	379	385	384
Cash overhead efficiency ratio (a)	70.52%	71.66	72.55	74.31	74.48
Lending commitments	$4,497	4,445	4,117	4,012	3,843
Average loans, net	11,461	10,859	10,379	9,924	9,703
Average core deposits	$12,327	12,107	11,523	11,319	11,054
FTE employees	3,628	3,674	3,745	3,791	3,802

(a) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	2004			2003
	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CORPORATE AND INVESTMENT
BANK COMBINED (a)
Net interest income (b)	$598	611	592	589	572
Fee and other income	787	716	743	621	539
Intersegment revenue	(33)	(30)	(27)	(34)	(31)

Total revenue (b)	1,352	1,297	1,308	1,176	1,080
Provision for credit losses	(15)	(4)	(26)	35	10
Noninterest expense	680	616	617	648	577
Income taxes	222	222	231	151	151
Tax-equivalent adjustment	30	31	32	32	32

Segment earnings	$435	432	454	310	310

Economic profit	$270	273	279	161	137
Risk adjusted return on capital	33.08%	34.11	34.43	23.42	21.08
Economic capital, average	$4,865	4,756	4,792	5,140	5,404
Cash overhead efficiency ratio (b)	50.24%	47.59	47.12	55.07	53.38
Lending commitments	$77,007	75,295	71,147	69,728	69,481
Average loans, net	33,250	29,827	29,714	30,833	31,911
Average core deposits	$19,380	18,722	16,697	16,426	16,391
FTE employees	4,552	4,525	4,355	4,317	4,224

CORPORATE LENDING
Net interest income (b)	$231	289	277	293	298
Fee and other income	179	186	182	200	189
Intersegment revenue	4	5	6	3	4

Total revenue (b)	414	480	465	496	491
Provision for credit losses	(14)	(4)	(27)	36	10
Noninterest expense	132	123	118	129	116
Income taxes	108	135	140	124	137
Tax-equivalent adjustment	1	—	—	—	—

Segment earnings	$187	226	234	207	228

Economic profit	$83	133	123	120	111
Risk adjusted return on capital	23.52%	31.68	30.06	26.84	24.49
Economic capital, average	$2,644	2,573	2,605	2,981	3,268
Cash overhead efficiency ratio (b)	31.83%	25.65	25.46	25.90	23.58
Average loans, net	$25,569	22,853	23,728	24,989	26,089
Average core deposits	$745	826	816	924	1,363

GLOBAL TREASURY AND TRADE FINANCE
Net interest income (b)	$88	87	84	84	80
Fee and other income	183	181	178	176	178
Intersegment revenue	(27)	(27)	(26)	(25)	(24)

Total revenue (b)	244	241	236	235	234
Provision for credit losses	—	—	—	—	—
Noninterest expense	170	164	167	181	174
Income taxes	25	29	25	20	22
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$49	48	44	34	38

Economic profit	$40	40	37	25	27
Risk adjusted return on capital	75.47%	79.75	74.76	49.15	48.93
Economic capital, average	$247	235	230	258	288
Cash overhead efficiency ratio (b)	69.13%	68.52	70.73	77.30	74.53
Average loans, net	$5,231	4,958	4,305	4,045	4,042
Average core deposits	$12,133	11,814	10,962	10,571	10,034

(a) Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Global Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.

(b) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	2004			2003
	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
INVESTMENT BANKING
Net interest income (b)	$282	241	236	213	191
Fee and other income	224	334	345	257	197
Intersegment revenue	(10)	(8)	(7)	(12)	(11)

Total revenue (b)	496	567	574	458	377
Provision for credit losses	(1)	—	1	(1)	—
Noninterest expense	365	320	323	326	275
Income taxes	22	58	57	16	4
Tax-equivalent adjustment	29	31	32	32	32

Segment earnings	$81	158	161	85	66

Economic profit	$48	119	124	55	44
Risk adjusted return on capital	25.82%	49.66	51.30	31.80	27.64
Economic capital, average	$1,283	1,247	1,236	1,070	1,032
Cash overhead efficiency ratio (b)	73.88%	56.53	56.01	71.06	72.42
Average loans, net	$2,450	2,016	1,681	1,799	1,780
Average core deposits	$6,502	6,082	4,919	4,931	4,994

PRINCIPAL INVESTING
Net interest income (b)	$(3)	(6)	(5)	(1)	3
Fee and other income	201	15	38	(12)	(25)
Intersegment revenue	—	—	—	—	—

Total revenue (b)	198	9	33	(13)	(22)
Provision for credit losses	—	—	—	—	—
Noninterest expense	13	9	9	12	12
Income taxes (benefits)	67	—	9	(9)	(12)
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings (loss)	$118	—	15	(16)	(22)

Economic profit	$99	(19)	(5)	(39)	(45)
Risk adjusted return on capital	67.98%	0.07	8.46	(7.59)	(10.71)
Economic capital, average	$691	701	721	831	816
Cash overhead efficiency ratio (b)	n/m %	n/m	n/m	n/m	n/m
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 5
BUSINESS SEGMENTS

	2004			2003
	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
PARENT
Net interest income (a)	$154	140	244	267	70
Fee and other income	(63)	(106)	(46)	17	81
Intersegment revenue	1	—	1	—	1

Total revenue (a)	92	34	199	284	152
Provision for credit losses	(15)	—	2	(95)	(51)
Noninterest expense	213	134	214	214	182
Minority interest	65	70	79	78	71
Income tax benefits	(149)	(123)	(81)	(58)	(98)
Tax-equivalent adjustment	23	23	20	22	23

Segment earnings (loss)	$(45)	(70)	(35)	123	25

Economic profit	$(59)	(68)	(29)	71	5
Risk adjusted return on capital	(0.26)%	(2.10)	5.39	24.25	11.90
Economic capital, average	$2,098	2,101	2,114	2,098	2,094
Cash overhead efficiency ratio (a)	123.47%	79.07	51.48	32.05	37.56
Lending commitments	$319	328	484	482	492
Average loans, net	(1,090)	653	785	2,313	1,671
Average core deposits	$1,732	1,652	1,239	1,222	1,319
FTE employees	22,491	22,894	23,396	23,517	23,713

(a) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,
(Dollars in millions)	2004	2003
GENERAL BANK COMBINED (a)
Net interest income (b)	$5,751	5,440
Fee and other income	1,770	1,690
Intersegment revenue	121	130

Total revenue (b)	7,642	7,260
Provision for credit losses	207	325
Noninterest expense	3,966	3,909
Income taxes	1,228	1,075
Tax-equivalent adjustment	31	29

Segment earnings	$2,210	1,922

Economic profit	$1,684	1,401
Risk adjusted return on capital	53.69%	44.00
Economic capital, average	$5,271	5,677
Cash overhead efficiency ratio (b)	51.89%	53.84
Lending commitments	$76,592	63,509
Average loans, net	121,610	113,021
Average core deposits	$165,994	150,910
FTE employees	34,481	34,884

COMMERCIAL
Net interest income (b)	$1,676	1,525
Fee and other income	323	266
Intersegment revenue	75	73

Total revenue (b)	2,074	1,864
Provision for credit losses	39	103
Noninterest expense	838	823
Income taxes	403	313
Tax-equivalent adjustment	31	29

Segment earnings	$763	596

Economic profit	$495	314
Risk adjusted return on capital	40.56%	27.41
Economic capital, average	$2,238	2,557
Cash overhead efficiency ratio (b)	40.40%	44.14
Average loans, net	$51,480	50,178
Average core deposits	$37,327	29,331

RETAIL AND SMALL BUSINESS
Net interest income (b)	$4,075	3,915
Fee and other income	1,447	1,424
Intersegment revenue	46	57

Total revenue (b)	5,568	5,396
Provision for credit losses	168	222
Noninterest expense	3,128	3,086
Income taxes	825	762
Tax-equivalent adjustment	—	—

Segment earnings	$1,447	1,326

Economic profit	$1,189	1,087
Risk adjusted return on capital	63.38%	57.59
Economic capital, average	$3,033	3,120
Cash overhead efficiency ratio (b)	56.18%	57.19
Average loans, net	$70,130	62,843
Average core deposits	$128,667	121,579

(a) General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.

(b) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,
(Dollars in millions)	2004	2003
CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$400	153
Fee and other income	3,726	2,864
Intersegment revenue	(38)	(52)

Total revenue (b)	4,088	2,965
Provision for credit losses	—	—
Noninterest expense	3,472	2,488
Income taxes	224	174
Tax-equivalent adjustment	—	—

Segment earnings	$392	303

Economic profit	$282	229
Risk adjusted return on capital	39.24%	45.06
Economic capital, average	$1,335	899
Cash overhead efficiency ratio (b)	84.93%	83.91
Average loans, net	$247	134
Average core deposits	$24,071	1,367
FTE employees	19,351	20,012
Assets under management	$249,238	240,260

RETAIL BROKERAGE SERVICES
Net interest income (b)	$370	132
Fee and other income	2,930	2,166
Intersegment revenue	(37)	(49)

Total revenue (b)	3,263	2,249
Provision for credit losses	—	—
Noninterest expense	2,824	1,924
Income taxes	160	119
Tax-equivalent adjustment	—	—

Segment earnings	$279	206

Economic profit	$184	147
Risk adjusted return on capital	32.63%	38.25
Economic capital, average	$1,142	721
Cash overhead efficiency ratio (b)	86.58%	85.57
Average loans, net	$1	2
Average core deposits	$22,639	270

(a) Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,
(Dollars in millions)	2004	2003
ASSET MANAGEMENT
Net interest income (b)	$29	19
Fee and other income	809	721
Intersegment revenue	(1)	(1)

Total revenue (b)	837	739
Provision for credit losses	—	—
Noninterest expense	675	595
Income taxes	58	53
Tax-equivalent adjustment	—	—

Segment earnings	$104	91

Economic profit	$88	76
Risk adjusted return on capital	70.74%	67.27
Economic capital, average	$196	181
Cash overhead efficiency ratio (b)	80.53%	80.54
Average loans, net	$246	132
Average core deposits	$1,432	1,097

OTHER
Net interest income (b)	$1	2
Fee and other income	(13)	(23)
Intersegment revenue	—	(2)

Total revenue (b)	(12)	(23)
Provision for credit losses	—	—
Noninterest expense	(27)	(31)
Income taxes	6	2
Tax-equivalent adjustment	—	—

Segment earnings	$9	6

Economic profit	$10	6
Risk adjusted return on capital	—%	—
Economic capital, average	$(3)	(3)
Cash overhead efficiency ratio (b)	—%	—
Average loans, net	$—	—
Average core deposits	$—	—

(Continued)

Table 5
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,
(Dollars in millions)	2004	2003
WEALTH MANAGEMENT
Net interest income (a)	$364	319
Fee and other income	421	396
Intersegment revenue	5	4

Total revenue (a)	790	719
Provision for credit losses	(1)	11
Noninterest expense	565	535
Income taxes	83	63
Tax-equivalent adjustment	—	—

Segment earnings	$143	110

Economic profit	$99	72
Risk adjusted return on capital	46.15%	37.09
Economic capital, average	$375	369
Cash overhead efficiency ratio (a)	71.56%	74.27
Lending commitments	$4,497	3,843
Average loans, net	10,902	9,527
Average core deposits	$11,987	10,773
FTE employees	3,628	3,802

(a) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,
(Dollars in millions)	2004	2003
CORPORATE AND INVESTMENT
BANK COMBINED (a)
Net interest income (b)	$1,801	1,723
Fee and other income	2,246	1,641
Intersegment revenue	(90)	(82)

Total revenue (b)	3,957	3,282
Provision for credit losses	(45)	215
Noninterest expense	1,913	1,687
Income taxes	675	419
Tax-equivalent adjustment	93	94

Segment earnings	$1,321	867

Economic profit	$822	396
Risk adjusted return on capital	33.87%	19.98
Economic capital, average	$4,804	5,894
Cash overhead efficiency ratio (b)	48.34%	51.41
Lending commitments	$77,007	69,481
Average loans, net	30,939	34,028
Average core deposits	$18,271	15,047
FTE employees	4,552	4,224

CORPORATE LENDING
Net interest income (b)	$797	904
Fee and other income	547	475
Intersegment revenue	15	11

Total revenue (b)	1,359	1,390
Provision for credit losses	(45)	217
Noninterest expense	373	339
Income taxes	383	313
Tax-equivalent adjustment	1	1

Segment earnings	$647	520

Economic profit	$339	230
Risk adjusted return on capital	28.36%	19.34
Economic capital, average	$2,607	3,694
Cash overhead efficiency ratio (b)	27.47%	24.40
Average loans, net	$24,055	28,448
Average core deposits	$795	1,309

GLOBAL TREASURY AND TRADE FINANCE
Net interest income (b)	$259	233
Fee and other income	542	528
Intersegment revenue	(80)	(67)

Total revenue (b)	721	694
Provision for credit losses	—	(6)
Noninterest expense	501	517
Income taxes	79	67
Tax-equivalent adjustment	—	—

Segment earnings	$141	116

Economic profit	$117	80
Risk adjusted return on capital	76.65%	47.42
Economic capital, average	$238	295
Cash overhead efficiency ratio (b)	69.45%	74.52
Average loans, net	$4,833	3,752
Average core deposits	$11,638	9,332

(a) Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Global Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.

(b) Tax-equivalent.

(Continued)

Table 5
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,
(Dollars in millions)	2004	2003
INVESTMENT BANKING
Net interest income (b)	$759	582
Fee and other income	903	764
Intersegment revenue	(25)	(26)

Total revenue (b)	1,637	1,320
Provision for credit losses	—	3
Noninterest expense	1,008	798
Income taxes	137	96
Tax-equivalent adjustment	92	93

Segment earnings	$400	330

Economic profit	$291	255
Risk adjusted return on capital	42.01%	43.21
Economic capital, average	$1,254	1,052
Cash overhead efficiency ratio (b)	61.58%	60.42
Average loans, net	$2,051	1,827
Average core deposits	$5,838	4,406

PRINCIPAL INVESTING
Net interest income (b)	$(14)	4
Fee and other income	254	(126)
Intersegment revenue	—	—

Total revenue (b)	240	(122)
Provision for credit losses	—	1
Noninterest expense	31	33
Income taxes (benefits)	76	(57)
Tax-equivalent adjustment	—	—

Segment earnings (loss)	$133	(99)

Economic profit	$75	(169)
Risk adjusted return on capital	25.30%	(15.46)
Economic capital, average	$705	853
Cash overhead efficiency ratio (b)	n/m %	n/m
Average loans, net	$—	1
Average core deposits	$—	—

(Continued)

Table 5
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,
(Dollars in millions)	2004	2003
PARENT
Net interest income (a)	$538	286
Fee and other income	(215)	249
Intersegment revenue	2	—

Total revenue (a)	325	535
Provision for credit losses	(13)	(51)
Noninterest expense	561	549
Minority interest	214	96
Income tax benefits	(353)	(255)
Tax-equivalent adjustment	66	68

Segment earnings (loss)	$(150)	128

Economic profit	$(156)	133
Risk adjusted return on capital	1.01%	18.64
Economic capital, average	$2,105	2,331
Cash overhead efficiency ratio (a)	74.98%	28.47
Lending commitments	$319	492
Average loans, net	111	1,188
Average core deposits	$1,541	1,323
FTE employees	22,491	23,713

(a) Tax-equivalent.

Table 6

NET TRADING REVENUE — INVESTMENT BANKING (a)

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Net interest income (Tax-equivalent)	$176	142	143	130	107
Trading accounts profits (losses)	(45)	47	91	20	(30)
Other fee income	54	67	64	68	67

Total net trading revenue (Tax-equivalent)	$185	256	298	218	144

(a) Certain amounts presented in periods prior to the third quarter of 2004 have been reclassified to conform to the presentation in the third quarter of 2004.

Table 7

SELECTED RATIOS

	Nine Months Ended
	September 30,			2004			2003
				Third	Second	First	Fourth	Third
	2004		2003	Quarter	Quarter	Quarter	Quarter	Quarter
PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	12.53	X	10.96	12.77	12.65	12.18	12.10	11.78
Return on assets	1.22%		1.20	1.18	1.22	1.26	1.12	1.16
Return on common stockholders’ equity	15.33		13.14	15.12	15.49	15.37	13.58	13.71
Return on total stockholders’ equity	15.33%		13.16	15.12	15.49	15.37	13.58	13.71

DIVIDEND PAYOUT RATIOS
Common shares	42.11%		38.30	41.67	42.11	42.55	42.17	42.17
Preferred and common shares	42.11%		38.28	41.67	42.11	42.55	42.17	42.17

(a) Based on average balances and net income.

Table 8

TRADING ACCOUNT ASSETS AND LIABILITIES

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
TRADING ACCOUNT ASSETS
U.S. Treasury	$3,374	3,682	2,417	1,460	1,604
U.S. Government agencies	3,461	3,118	3,483	3,653	2,912
State, county and municipal	966	1,000	592	734	647
Mortgage-backed securities	6,336	4,942	1,844	4,009	3,185
Other asset-backed securities	6,569	6,328	6,181	4,748	4,115
Corporate bonds and debentures	5,595	4,780	4,166	3,977	3,808
Derivative financial instruments	10,676	9,862	12,015	11,859	15,660
Sundry	8,152	5,947	6,195	4,274	4,461

Total trading account assets	$45,129	39,659	36,893	34,714	36,392

TRADING ACCOUNT LIABILITIES
Securities sold short	13,285	12,017	10,762	8,654	9,187
Derivative financial instruments	9,419	8,310	11,194	10,530	14,772

Total trading account liabilities	$22,704	20,327	21,956	19,184	23,959

Table 9

SECURITIES

	September 30, 2004
						Gross Unrealized			Average
	1 Year	1-5	5-10	After 10				Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years
MARKET VALUE
U.S. Treasury	$125	626	—	2	753	3	2	752	2.07
U.S. Government agencies	159	23,947	26,098	—	50,204	601	128	49,731	4.81
Asset-backed
Residual interests from securitizations	35	320	552	—	907	293	—	614	5.17
Retained bonds from securitizations	54	5,013	2,506	208	7,781	224	—	7,557	4.52
Collateralized mortgage obligations	420	10,479	842	97	11,838	93	35	11,780	2.96
Commercial mortgage-backed	136	4,461	4,102	—	8,699	557	6	8,148	5.26
Other	3,575	1,465	123	—	5,163	16	1	5,148	1.23
State, county and municipal	109	353	401	2,892	3,755	229	6	3,532	17.15
Sundry	233	6,610	3,500	2,714	13,057	172	21	12,906	7.43

Total market value	$4,846	53,274	38,124	5,913	102,157	2,188	199	100,168	5.15

MARKET VALUE
Debt securities	$4,846	53,274	38,124	4,666	100,910	2,162	199	98,947
Equity securities	—	—	—	1,247	1,247	26	—	1,221

Total market value	$4,846	53,274	38,124	5,913	102,157	2,188	199	100,168

AMORTIZED COST
Debt securities	$4,801	52,147	37,472	4,527	98,947
Equity securities	—	—	—	1,221	1,221

Total amortized cost	$4,801	52,147	37,472	5,748	100,168

WEIGHTED AVERAGE YIELD
U.S. Treasury	1.48%	2.66	—	5.13	2.47
U.S. Government agencies	6.85	5.05	5.07	—	5.07
Asset-backed
Residual interests from securitizations	53.68	13.80	35.51	—	25.04
Retained bonds from securitizations	5.95	5.45	3.30	3.34	4.69
Collateralized mortgage obligations	4.32	2.81	4.21	4.37	2.97
Commercial mortgage-backed	1.83	5.58	5.42	—	5.44
Other	2.69	3.72	2.97	—	2.99
State, county and municipal	8.75	9.60	9.43	7.21	7.69
Sundry	5.29	4.53	4.98	5.69	4.91
Consolidated	3.34%	4.63	5.23	6.32	4.89

     At September 30, 2004, all securities were classified as available for sale.

     Included in U.S. Government agencies are agency securities retained from the securitization of residential mortgage loans. These securities had an amortized cost and market value of $1.6 billion and $1.7 billion at September 30, 2004, respectively.

     Included in asset-backed securities are retained bonds primarily from the securitization of prime equity lines, residential mortgage, commercial real estate, SBA and student loans. At September 30, 2004, retained bonds with an amortized cost of $7.5 billion and a market value of $7.7 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $6.7 billion and $6.9 billion at September 30, 2004, respectively, had an external credit rating of AA and above.

     Securities with an aggregate amortized cost of $48.5 billion at September 30, 2004, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.

     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.

     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.

     At September 30, 2004, there were forward commitments to purchase securities at a cost that approximates a market value of $4.2 billion. At September 30, 2004, there were commitments to sell securities at a cost that approximates a market value of $1.3 billion.

     Gross gains and losses realized on the sale of debt securities for the nine months ended September 30, 2004, were $216 million and $324 million (including $39 million of impairment losses), respectively, and gross gains and losses realized on the sale of equity securities were $86 million and $11 million (including $10 million of impairment losses), respectively.

Table 10

LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$59,271	58,340	55,999	55,453	55,181
Real estate — construction and other	6,985	6,433	6,120	5,969	5,741
Real estate — mortgage	14,771	14,927	15,099	15,186	15,746
Lease financing	24,042	23,894	23,688	23,978	23,598
Foreign	7,402	8,075	7,054	6,880	6,815

Total commercial	112,471	111,669	107,960	107,466	107,081

CONSUMER
Real estate secured	54,965	53,759	51,207	50,726	51,516
Student loans	10,207	9,838	8,876	8,435	8,160
Installment loans	6,410	7,330	9,054	8,965	9,110

Total consumer	71,582	70,927	69,137	68,126	68,786

Total loans	184,053	182,596	177,097	175,592	175,867
Unearned income	9,549	9,679	9,794	10,021	9,942

Loans, net (On-balance sheet)	$174,504	172,917	167,303	165,571	165,925

MANAGED PORTFOLIO (a)
COMMERCIAL
On-balance sheet loan portfolio	$112,471	111,669	107,960	107,466	107,081
Securitized loans — off-balance sheet	1,823	1,868	1,927	2,001	2,071
Loans held for sale	1,993	1,887	2,242	2,574	1,347

Total commercial	116,287	115,424	112,129	112,041	110,499

CONSUMER
Real estate secured
On-balance sheet loan portfolio	54,965	53,759	51,207	50,726	51,516
Securitized loans — off-balance sheet	6,567	7,194	8,218	8,897	10,192
Securitized loans included in securities	8,909	9,506	10,261	10,905	11,809
Loans held for sale	15,602	14,003	11,607	9,618	8,368

Total real estate secured	86,043	84,462	81,293	80,146	81,885

Student
On-balance sheet loan portfolio	10,207	9,838	8,876	8,435	8,160
Securitized loans — off-balance sheet	554	612	1,532	1,658	1,786
Loans held for sale	160	367	433	433	458

Total student	10,921	10,817	10,841	10,526	10,404

Installment
On-balance sheet loan portfolio	6,410	7,330	9,054	8,965	9,110
Securitized loans — off-balance sheet	2,489	1,794	—	—	—
Securitized loans included in securities	195	130	—	—	—

Total installment	9,094	9,254	9,054	8,965	9,110

Total consumer	106,058	104,533	101,188	99,637	101,399

Total managed portfolio	$222,345	219,957	213,317	211,678	211,898

SERVICING PORTFOLIO (b)
Commercial	$130,313	108,207	99,601	85,693	80,207
Consumer	$31,549	24,475	16,240	13,279	8,465

(a) The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities on-balance sheet, loans held for sale on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.

(b) The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 11

LOANS HELD FOR SALE

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$16,257	14,282	12,625	10,173	10,088

CORE BUSINESS ACTIVITY (a)
Core business activity, beginning of period	16,200	14,183	12,504	9,897	9,762
Originations/purchases	8,108	10,165	6,978	8,343	9,271
Transfer to (from) loans held for sale, net	(190)	(124)	(92)	8	(783)
Lower of cost or market value adjustments	(1)	—	—	(8)	(7)
Performing loans sold or securitized	(4,142)	(5,879)	(3,770)	(4,484)	(7,253)
Nonperforming loans sold	—	—	(2)	(36)	(11)
Other, principally payments	(2,255)	(2,145)	(1,435)	(1,216)	(1,082)

Core business activity, end of period	17,720	16,200	14,183	12,504	9,897

PORTFOLIO MANAGEMENT ACTIVITY (a)
Portfolio management activity, beginning of period	57	99	121	276	326
Transfers to loans held for sale, net
Performing loans	12	16	50	29	81
Nonperforming loans	—	5	6	13	61
Lower of cost or market value adjustments	1	—	—	5	—
Performing loans sold	(21)	(43)	(60)	(108)	(102)
Nonperforming loans sold	(6)	(8)	(8)	(63)	(64)
Allowance for loan losses related to loans transferred to loans held for sale	—	(1)	(7)	(17)	(18)
Other, principally payments	(8)	(11)	(3)	(14)	(8)

Portfolio management activity, end of period	35	57	99	121	276

Balance, end of period (b)	$17,755	16,257	14,282	12,625	10,173

(a) Core business activity means we originate loans with the intent to sell them to third parties, and portfolio management activity means we look for market opportunities to reduce risk in the loan portfolio by transferring loans to loans held for sale.

(b) Nonperforming assets included in loans held for sale at September 30, June 30, and March 31, 2004, and at December 31, and September 30, 2003, were $57 million, $68 million, $67 million, $82 million and $160 million, respectively.

Table 12

ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ALLOWANCE FOR LOAN LOSSES (a)
Balance, beginning of period	$2,331	2,338	2,348	2,474	2,510
Provision for credit losses	63	73	59	63	118
Provision for credit losses relating to loans transferred to loans held for sale or sold	(8)	(9)	(8)	24	—
Allowance relating to loans acquired, transferred to loans held for sale or sold	3	(3)	(9)	(57)	(22)
Net charge-offs	(65)	(68)	(52)	(156)	(132)

Balance, end of period	$2,324	2,331	2,338	2,348	2,474

as a % of loans, net	1.33%	1.35	1.40	1.42	1.49

as a % of nonaccrual and restructured loans (b)	291%	270	242	227	178

as a % of nonperforming assets (b)	258%	241	218	205	164

LOAN LOSSES
Commercial, financial and agricultural	$50	41	48	105	88
Commercial real estate — construction and mortgage	3	1	1	4	5
Consumer	70	66	86	106	106

Total loan losses	123	108	135	215	199

LOAN RECOVERIES
Commercial, financial and agricultural	41	23	57	37	45
Commercial real estate — construction and mortgage	1	—	2	2	1
Consumer	16	17	24	20	21

Total loan recoveries	58	40	83	59	67

Net charge-offs	$65	68	52	156	132

Commercial loan net charge-offs as % of average commercial loans, net (c)	0.05%	0.08	(0.05)	0.31	0.21
Consumer loan net charge-offs as % of average consumer loans, net (c)	0.30	0.28	0.36	0.50	0.51
Total net charge-offs as % of average loans, net (c)	0.15%	0.17	0.13	0.39	0.33

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$534	610	700	765	1,072
Commercial real estate — construction and mortgage	42	33	47	54	76
Consumer real estate secured	211	207	199	192	215
Installment loans	11	13	22	24	28

Total nonaccrual loans	798	863	968	1,035	1,391
Foreclosed properties (d)	101	104	103	111	116

Total nonperforming assets	$899	967	1,071	1,146	1,507

Nonperforming loans included in loans held for sale (e)	$57	68	67	82	160
Nonperforming assets included in loans and in loans held for sale	$956	1,035	1,138	1,228	1,667

as % of loans, net, and foreclosed properties (b)	0.51%	0.56	0.64	0.69	0.91

as % of loans, net, foreclosed properties and loans held for sale (e)	0.50%	0.55	0.63	0.69	0.95

Accruing loans past due 90 days	$428	419	328	341	291

(a) At September 30, 2004, the reserve for unfunded lending commitments was $134 million.

(b) These ratios do not include nonperforming loans included in loans held for sale.

(c) Annualized.

(d) Restructured loans are not significant.

(e) These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 13

NONACCRUAL LOAN ACTIVITY (a)

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$863	968	1,035	1,391	1,501

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	643	747	819	1,148	1,249
New nonaccrual loans and advances	143	100	183	122	252
Gross charge-offs	(53)	(42)	(49)	(109)	(93)
Transfers to loans held for sale	—	(6)	(7)	—	(37)
Transfers to other real estate owned	(1)	(2)	—	(5)	—
Sales	(19)	(19)	(73)	(101)	(56)
Other, principally payments	(137)	(135)	(126)	(236)	(167)

Net commercial nonaccrual loan activity	(67)	(104)	(72)	(329)	(101)

Commercial nonaccrual loans, end of period	576	643	747	819	1,148

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	220	221	216	243	252
New nonaccrual loans, advances and other, net	2	(1)	5	13	15
Transfers to loans held for sale	—	—	—	(13)	(24)
Sales and securitizations	—	—	—	(27)	—

Net consumer nonaccrual loan activity	2	(1)	5	(27)	(9)

Consumer nonaccrual loans, end of period	222	220	221	216	243

Balance, end of period	$798	863	968	1,035	1,391

(a) Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 14

GOODWILL AND OTHER INTANGIBLE ASSETS

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Goodwill	$11,481	11,481	11,233	11,149	11,094
Deposit base	484	568	659	757	863
Customer relationships	372	387	401	396	400
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$12,427	12,526	12,383	12,392	12,447

	Nine Months Ended September 30, 2004
	Employee	Occupancy
	Termination	and
(In millions)	Benefits	Equipment	Other	Total
ACTIVITY IN THE EXIT COST PURCHASE ACCOUNTING
ADJUSTMENT ACCRUAL (a)
Balance, December 31, 2003	$20	25	—	45
Purchase accounting adjustments	125	251	26	402
Cash payments	(37)	(30)	(18)	(85)
Noncash write-downs	—	(3)	—	(3)

Balance, September 30, 2004	$108	243	8	359

(a) All amounts relate to the July 1, 2003, retail brokerage transaction.

Table 15

DEPOSITS

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CORE DEPOSITS
Noninterest-bearing	$52,524	51,613	49,018	48,683	45,493
Savings and NOW accounts	73,477	71,696	68,858	63,011	52,520
Money market accounts	84,075	78,658	73,170	65,045	60,363
Other consumer time	27,239	26,237	26,908	27,921	29,140

Total core deposits	237,315	228,204	217,954	204,660	187,516
OTHER DEPOSITS
Foreign	7,917	7,412	6,709	9,151	8,589
Other time	7,749	7,764	7,675	7,414	7,390

Total deposits	$252,981	243,380	232,338	221,225	203,495

Table 16

TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

(In millions)	September 30, 2004
MATURITY OF
3 months or less	$3,308
Over 3 months through 6 months	1,205
Over 6 months through 12 months	1,527
Over 12 months	4,853

Total time deposits in amounts of $100,000 or more	$10,893

Table 17

LONG-TERM DEBT

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
NOTES AND DEBENTURES ISSUED BY THE PARENT COMPANY
Notes
3.50% to 7.70%, due 2004 to 2009	$6,657	7,007	8,015	6,757	7,057
Floating rate, due 2005 to 2007	4,400	990	990	490	490
Floating rate extendible, due 2005	10	10	10	10	10
Equity-linked, due 2005 to 2010	59	35	35	25	25
Subordinated notes
4.875% to 7.50%, due 2005 to 2014	5,973	4,479	4,478	3,622	3,630
8.00%	—	149	149	149	149
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	538	385	847	728	911

Total notes and debentures issued by the Parent Company	18,882	14,300	15,769	13,026	13,517

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank note programs, varying rates and terms to 2040	4,427	4,597	5,740	6,059	6,059
Subordinated notes
6.625% to 6.75%, due 2005 to 2006	375	375	375	375	575
Bank, 5.00% to 7.875%, due 2006 to 2036	3,047	3,047	3,047	3,047	3,047
7.80% to 7.95%, due 2006 to 2007	249	249	248	248	248
Floating rate, due 2013	417	417	417	417	417

Total notes issued by subsidiaries	8,515	8,685	9,827	10,146	10,346

OTHER DEBT
Trust preferred securities	—	—	—	3,022	3,022
Subordinated debentures
Floating rate, due 2026 to 2029	3,106	3,106	3,106	—	—
Collateralized notes, floating rate, due 2006 to 2007	4,420	4,420	4,420	4,420	4,420
4.556% auto securitization financing	—	—	1	2	3
Advances from the Federal Home Loan Bank	5,001	5,001	5,001	5,001	5,010
Preferred units — The Money Store, LLC	57	57	57	57	57
Capitalized leases	750	753	757	761	764
Mortgage notes and other debt of subsidiaries	460	568	9	9	14
Hedge-related basis adjustments	253	132	405	286	388

Total other debt	14,047	14,037	13,756	13,558	13,678

Total long-term debt	$41,444	37,022	39,352	36,730	37,541

Table 18

CHANGES IN STOCKHOLDERS’ EQUITY

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$32,646	33,337	32,428	32,813	32,464

Comprehensive income
Net income	1,263	1,252	1,251	1,100	1,105
Net unrealized gain (loss) on debt and equity securities	744	(1,342)	485	(94)	(300)
Net unrealized gain (loss) on derivative financial instruments	(221)	99	(110)	(242)	(159)

Total comprehensive income	1,786	9	1,626	764	646
Purchases of common stock	(289)	(347)	(387)	(852)	(285)
Common stock issued for
Stock options and restricted stock	192	198	270	128	124
Gain (loss) on subsidiary issuance of stock	—	—	—	(33)	257
Deferred compensation, net	84	(27)	(75)	67	73
Cash dividends on common shares	(522)	(524)	(525)	(459)	(466)

Balance, end of period	$33,897	32,646	33,337	32,428	32,813

Table 19

CAPITAL RATIOS

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$25,514	24,747	24,389	23,863	23,828
Total capital	34,342	33,517	33,329	33,102	33,553
Adjusted risk-weighted assets	306,040	296,041	285,691	279,979	274,895
Adjusted leverage ratio assets	$410,790	397,514	385,192	375,447	363,303
Ratios
Tier 1 capital	8.34%	8.36	8.54	8.52	8.67
Total capital	11.22	11.32	11.67	11.82	12.21
Leverage	6.21	6.23	6.33	6.36	6.56
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	7.76	7.80	8.11	8.09	8.44
Average	7.83%	7.91	8.21	8.27	8.49

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.93%	7.83	7.81	7.60	7.78
Wachovia Bank of Delaware, National Association	17.48	15.01	15.25	15.46	14.82
Total capital
Wachovia Bank, National Association	11.52	11.67	11.79	11.72	12.12
Wachovia Bank of Delaware, National Association	20.07	17.56	17.94	18.28	17.64
Leverage
Wachovia Bank, National Association	6.08	6.00	6.06	5.85	6.16
Wachovia Bank of Delaware, National Association	10.15%	9.69	10.30	9.72	10.57

(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

Table 20

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS (a)

	September 30, 2004
		Gross Unrealized			In-	Average
	Notional				effective-	Maturity in
(In millions)	Amount	Gains	Losses (f)	Equity (g)	ness (h)	Years (i)
ASSET HEDGES
Cash flow hedges (b)
Interest rate swaps—receive fixed	$38,246	2,023	(55)	1,212	3	4.64
Interest rate swaps—pay fixed	1,370	—	(144)	(89)	—	6.01
Interest rate options	14,000	14	(24)	(6)	—	1.50
Forward purchase commitments	3,865	6	(3)	1	(1)	0.23
Call options on Eurodollar futures	4,500	—	(4)	(2)	—	0.25
Futures	2,900	2	—	1	—	0.25
Fair value hedges (c)
Interest rate swaps—pay fixed	2,007	5	(31)	—	(12)	17.77
Forward sale commitments	1,665	2	(8)	—	—	0.08
Options	35	—	—	—	—	1.02

Total asset hedges	$68,588	2,052	(269)	1,117	(10)	3.58

LIABILITY HEDGES
Cash flow hedges (d)
Interest rate swaps—pay fixed	$48,326	29	(1,212)	(733)	(1)	3.87
Interest rate options	44,200	10	(596)	(360)	(1)	3.35
Put options on Eurodollar futures	21,000	—	(4)	(2)	—	0.25
Futures	25,280	3	(2)	—	—	0.25
Fair value hedges (e)
Interest rate swaps—receive fixed	18,112	1,003	(10)	—	—	4.43
Interest rate options	4,925	—	(1)	—	—	0.88

Total liability hedges	$161,843	1,045	(1,825)	(1,095)	(2)	2.66

     We use derivative contracts, primarily interest rate swaps, to manage exposure to interest rate risk. Derivatives used to protect against variability in the periodic payments associated with floating rate assets, liabilities or forecasted transactions are designated as cash flow hedges. Generally, receive-fixed swaps are used to hedge the variability associated with the floating rate loans we make; pay-fixed swaps are used to hedge the variability associated with our forecasted issuance of fixed rate short-term liabilities.

     Derivatives used to protect against changes in the fair value of fixed-rate assets and liabilities due to changes in interest rates are designated as fair value hedges. Generally, we use pay-fixed swaps to hedge the fair value of our fixed rate assets, principally available for sale securities, and we use receive-fixed swaps to hedge the fair value of our fixed rate liabilities, mainly debt. The following provides additional detail of our hedging relationships.

(a) Includes only derivative financial instruments related to interest rate risk management activities. All other derivative financial instruments are classified as trading.

(b) Receive-fixed interest rate swaps with a notional amount of $38.2 billion, of which $4.3 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.4 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of available for sale securities. Net purchased option combinations including options on receive-fixed swaps, with a strike rate based on one-month or three-month LIBOR, have a notional amount of $14.0 billion and are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans. Forward purchase commitments of $2.9 billion and $965 million are designated as cash flow hedges of the variability of the consideration to be paid on the forecasted purchase of available for sale securities and loans, respectively. Purchased call options on Eurodollar futures with a notional amount of $4.5 billion and a set strike rate, and Eurodollar futures with a notional amount of $2.9 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-three month LIBOR-indexed loans.

(c) Pay-fixed interest rate swaps with a notional amount of $2.0 billion and receive rates based on one-month LIBOR are designated as fair value hedges of available for sale securities. Forward sale commitments of $530 million are designated as fair value hedges of mortgage loans in the warehouse and forward sale commitments of $1.1 billion are designated as fair value hedges of available for sale securities.

(d) Derivatives with a notional amount of $130.3 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, primarily repurchase agreements and deposit products. Of this amount, $25.3 billion are Eurodollar futures, $21.0 billion are purchased put options on Eurodollar futures with a set strike rate, $41.3 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR, of which $24.3 billion are forward-starting, and $39.9 billion are net purchased options on pay-fixed swaps with a strike based on three-month LIBOR. Interest rate collars with a notional amount of $2.8 billion that qualify as net purchased options also hedge the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, when three-month LIBOR is below the sold floor or between the purchased and written caps. Purchased options on pay-fixed swaps with a notional amount of $1.5 billion and pay-fixed interest rate swaps with a notional amount of $7.0 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of long-term debt.

(e) Receive-fixed interest rate swaps with a notional amount of $18.1 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily long-term debt and bank notes. Purchased interest rate options with a notional amount of $4.9 billion are designated as fair value hedges of embedded interest rate options in long-term debt.

(f) Represents the fair value of derivative financial instruments less accrued interest receivable or payable.

(g) At September 30, 2004, the net unrealized loss on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $251 million, net of income taxes. Of this net of tax amount, a $22 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $273 million loss relates to terminated and/or redesignated derivatives. At September 30, 2004, $98 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 21.59 years.

(h) In the nine months ended September 30, 2004, losses in the amount of $12 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income for the nine months ended September 30, 2004, was decreased by $2 million representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.

(i) Estimated maturity approximates average life.

Table 21

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS — EXPECTED MATURITIES

	September 30, 2004
	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total
CASH FLOW ASSET HEDGES
Notional amount — swaps—receive fixed	$1,690	4,448	12,869	19,239	—	38,246
Notional amount — swaps—pay fixed	—	1	333	998	38	1,370
Notional amount — other	$18,865	400	6,000	—	—	25,265
Weighted average receive rate (a)	6.76%	6.18	4.90	5.01	1.14	5.05
Weighted average pay rate (a)	1.80%	1.82	1.94	2.01	4.58	1.97
Unrealized gain (loss)	$15	41	601	1,162	(4)	1,815

FAIR VALUE ASSET HEDGES
Notional amount — swaps—pay fixed	$—	—	58	312	1,637	2,007
Notional amount — other	$1,665	35	—	—	—	1,700
Weighted average receive rate (a)	—%	—	1.87	1.71	1.13	1.18
Weighted average pay rate (a)	—%	—	3.30	4.62	3.71	3.83
Unrealized gain (loss)	$(6)	—	—	(7)	(19)	(32)

CASH FLOW LIABILITY HEDGES
Notional amount — swaps—pay fixed	$7,656	6,379	23,160	7,380	3,751	48,326
Notional amount — other	$36,230	20,750	25,500	8,000	—	90,480
Weighted average receive rate (a)	3.23%	1.87	1.86	1.77	1.72	2.28
Weighted average pay rate (a)	3.25%	2.77	6.26	6.31	6.08	4.65
Unrealized gain (loss)	$(219)	(185)	(688)	(391)	(289)	(1,772)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps—receive fixed	$3,750	750	8,840	3,750	1,022	18,112
Notional amount — other	$3,800	1,125	—	—	—	4,925
Weighted average receive rate (a)	6.97%	7.06	5.54	5.70	5.74	5.95
Weighted average pay rate (a)	1.98%	1.93	1.85	2.19	1.72	1.94
Unrealized gain (loss)	$102	58	456	266	110	992

(a) Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at September 30, 2004.

Table 22

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS ACTIVITY

	Asset	Liability
(In millions)	Hedges	Hedges	Total
Balance, December 31, 2003	$58,761	129,736	188,497
Additions	70,150	92,575	162,725
Maturities and amortizations	(40,606)	(52,430)	(93,036)
Terminations	(13,866)	(4,539)	(18,405)
Redesignations and transfers to trading account assets	(5,851)	(3,499)	(9,350)

Balance, September 30, 2004	$68,588	161,843	230,431

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES

	THIRD QUARTER 2004			SECOND QUARTER 2004
			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid
ASSETS
Interest-bearing bank balances	$3,153	12	1.52%	$4,015	11	1.13%
Federal funds sold and securities purchased under resale agreements	26,419	96	1.44	23,800	62	1.05
Trading account assets (a)	32,052	348	4.34	26,135	260	3.98
Securities (a)	101,493	1,237	4.88	100,209	1,196	4.77
Loans (a) (b)
Commercial
Commercial, financial and agricultural	58,278	642	4.40	56,648	599	4.25
Real estate — construction and other	6,683	67	4.02	6,309	56	3.56
Real estate — mortgage	14,877	170	4.54	15,029	158	4.21
Lease financing	9,692	178	7.33	7,011	180	10.28
Foreign	7,330	47	2.51	7,110	41	2.32

Total commercial	96,860	1,104	4.54	92,107	1,034	4.51

Consumer
Real estate secured	54,288	732	5.38	52,389	691	5.29
Student loans	10,145	97	3.80	9,941	90	3.63
Installment loans	7,259	107	5.86	9,205	126	5.48

Total consumer	71,692	936	5.21	71,535	907	5.08

Total loans	168,552	2,040	4.83	163,642	1,941	4.76

Loans held for sale	17,119	186	4.34	15,603	161	4.12
Other earning assets	11,121	96	3.43	11,443	82	2.91

Total earning assets excluding derivatives	359,909	4,015	4.45	344,847	3,713	4.32
Risk management derivatives (c)	—	349	0.39	—	371	0.43

Total earning assets including derivatives	359,909	4,364	4.84	344,847	4,084	4.75

Cash and due from banks	11,159			11,254
Other assets	53,331			54,973

Total assets	$424,399			$411,074

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	73,171	93	0.51	70,205	78	0.45
Money market accounts	81,525	197	0.96	76,850	172	0.90
Other consumer time	26,860	180	2.68	26,288	176	2.69
Foreign	7,453	27	1.42	7,110	20	1.14
Other time	7,803	39	1.98	7,773	34	1.76

Total interest-bearing deposits	196,812	536	1.08	188,226	480	1.03
Federal funds purchased and securities sold under repurchase agreements	47,052	164	1.39	46,620	116	1.00
Commercial paper	12,065	43	1.42	12,382	32	1.04
Securities sold short	12,388	96	3.09	10,571	73	2.78
Other short-term borrowings	6,042	15	0.91	6,013	11	0.80
Long-term debt	39,951	404	4.05	37,840	378	3.99

Total interest-bearing liabilities excluding derivatives	314,310	1,258	1.60	301,652	1,090	1.45
Risk management derivatives (c)	—	78	0.09	—	91	0.12

Total interest-bearing liabilities including derivatives	314,310	1,336	1.69	301,652	1,181	1.57

Noninterest-bearing deposits	51,433			50,466
Other liabilities	25,410			26,460
Stockholders’ equity	33,246			32,496

Total liabilities and stockholders’ equity	$424,399			$411,074

Interest income and rate earned — including derivatives		$4,364	4.84%		$4,084	4.75%
Interest expense and equivalent rate paid — including derivatives		1,336	1.48		1,181	1.38

Net interest income and margin — including derivatives		$3,028	3.36%		$2,903	3.37%

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.

(b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

FIRST QUARTER 2004			FOURTH QUARTER 2003			THIRD QUARTER 2003
		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid
$3,237	10	1.18%	$2,569	7	1.17%	$4,342	14	1.27%
24,806	61	0.99	23,591	60	1.00	22,080	48	0.88
20,956	220	4.21	20,038	213	4.24	18,941	197	4.15
98,222	1,221	4.97	94,584	1,184	5.00	78,436	962	4.90

55,476	576	4.18	55,439	593	4.25	55,596	588	4.19
6,022	53	3.52	5,789	52	3.53	5,574	48	3.47
15,241	160	4.23	15,555	166	4.23	16,075	174	4.31
6,945	183	10.52	7,084	185	10.45	6,911	183	10.61
6,684	41	2.49	6,761	45	2.66	6,756	47	2.73

90,368	1,013	4.50	90,628	1,041	4.56	90,912	1,040	4.55

50,879	705	5.55	51,380	718	5.58	49,438	707	5.70
8,908	78	3.53	8,502	78	3.62	7,962	74	3.70
9,026	130	5.80	9,090	137	5.99	9,682	152	6.18

68,813	913	5.32	68,972	933	5.39	67,082	933	5.54

159,181	1,926	4.86	159,600	1,974	4.92	157,994	1,973	4.97

12,759	131	4.12	10,627	109	4.10	10,244	111	4.34
11,159	84	3.02	11,265	83	2.95	11,466	87	2.98

330,320	3,653	4.43	322,274	3,630	4.49	303,503	3,392	4.45
-	408	0.50	—	386	0.47	—	384	0.50

330,320	4,061	4.93	322,274	4,016	4.96	303,503	3,776	4.95

10,957			10,728			11,092
57,411			55,985			62,299

$398,688			$388,987			$376,894

65,366	70	0.43	56,755	58	0.40	52,570	52	0.39
69,208	154	0.90	63,202	141	0.89	58,576	126	0.85
27,496	189	2.76	28,456	200	2.80	29,814	217	2.89
7,673	22	1.17	10,648	31	1.13	7,581	22	1.17
7,676	34	1.75	7,520	33	1.77	7,099	33	1.80

177,419	469	1.06	166,581	463	1.10	155,640	450	1.15

48,353	124	1.03	55,378	133	0.95	46,359	114	0.98
11,852	30	1.01	11,670	31	1.06	11,978	32	1.05
8,412	47	2.25	7,970	50	2.48	8,850	57	2.58
6,436	10	0.59	6,551	9	0.53	7,136	15	0.87
37,269	364	3.91	35,855	357	3.97	36,388	365	4.02

289,741	1,044	1.45	284,005	1,043	1.46	266,351	1,033	1.54
-	94	0.13	—	31	0.04	—	26	0.04

289,741	1,138	1.58	284,005	1,074	1.50	266,351	1,059	1.58

46,603			45,696			44,755
29,607			27,145			33,803
32,737			32,141			31,985

$398,688			$388,987			$376,894

	$4,061	4.93%		$4,016	4.96%		$3,776	4.95%
	1,138	1.38		1,074	1.32		1,059	1.38

	$2,923	3.55%		$2,942	3.64%		$2,717	3.57%

(c) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES (a)

	NINE MONTHS ENDED 2004			NINE MONTHS ENDED 2003
			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid
ASSETS
Interest-bearing bank balances	$3,467	33	1.27%	$4,262	43	1.34%
Federal funds sold and securities purchased under resale agreements	25,013	219	1.17	14,485	112	1.04
Trading account assets (b)	26,402	828	4.18	17,841	601	4.50
Securities (b)	99,980	3,654	4.87	73,205	2,959	5.39
Loans (b) (c)
Commercial
Commercial, financial and agricultural	56,805	1,817	4.28	56,728	1,797	4.23
Real estate — construction and other	6,339	176	3.71	5,260	138	3.52
Real estate — mortgage	15,048	488	4.33	16,669	554	4.45
Lease financing	7,890	541	9.14	6,858	554	10.78
Foreign	7,043	129	2.44	6,616	144	2.91

Total commercial	93,125	3,151	4.52	92,131	3,187	4.62

Consumer Real estate secured	52,525	2,128	5.40	48,056	2,106	5.85
Student loans	9,666	265	3.66	7,723	227	3.93
Installment loans	8,493	363	5.70	9,988	493	6.59

Total consumer	70,684	2,756	5.20	65,767	2,826	5.74

Total loans	163,809	5,907	4.81	157,898	6,013	5.09

Loans held for sale	15,168	478	4.20	8,599	286	4.44
Other earning assets	11,241	262	3.12	5,829	160	3.66

Total earning assets excluding derivatives	345,080	11,381	4.40	282,119	10,174	4.81
Risk management derivatives (d)	—	1,128	0.44	—	1,146	0.55

Total earning assets including derivatives	345,080	12,509	4.84	282,119	11,320	5.36

Cash and due from banks	11,123			10,942
Other assets	55,231			59,177

Total assets	$411,434			$352,238

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	69,594	241	0.46	51,890	202	0.52
Money market accounts	75,881	523	0.92	53,327	424	1.06
Other consumer time	26,881	545	2.71	31,262	723	3.09
Foreign	7,412	69	1.25	7,243	73	1.36
Other time	7,751	107	1.83	7,760	110	1.89

Total interest-bearing deposits	187,519	1,485	1.06	151,482	1,532	1.35
Federal funds purchased and securities sold under repurchase agreements	47,340	404	1.14	40,602	392	1.29
Commercial paper	12,099	105	1.16	5,689	41	0.96
Securities sold short	10,464	216	2.76	7,909	159	2.69
Other short-term borrowings	6,165	36	0.76	4,697	31	0.88
Long-term debt	38,359	1,146	3.99	36,953	1,119	4.04

Total interest-bearing liabilities excluding derivatives	301,946	3,392	1.50	247,332	3,274	1.77
Risk management derivatives (d)	—	263	0.12	—	125	0.07

Total interest-bearing liabilities including derivatives	301,946	3,655	1.62	247,332	3,399	1.84

Noninterest-bearing deposits	49,508			42,941
Other liabilities	27,152			29,833
Stockholders’ equity	32,828			32,132

Total liabilities and stockholders’ equity	$411,434			$352,238

Interest income and rate earned — including derivatives		$12,509	4.84%		$11,320	5.36%
Interest expense and equivalent rate paid — including derivatives		3,655	1.42		3,399	1.61

Net interest income and margin — including derivatives		$8,854	3.42%		$7,921	3.75%

(a) Certain amounts presented in 2003 have been reclassified to conform to the presentation in 2004.

(b) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.

(c) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

(d) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	2004			2003
	Third	Second	First	Fourth	Third
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
ASSETS
Cash and due from banks	$10,355	10,701	10,564	11,479	11,178
Interest-bearing bank balances	7,664	2,059	5,881	2,308	3,664
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $16,026 at September 30, 2004, $6,520 repledged)	30,629	21,970	23,845	24,725	22,491

Total cash and cash equivalents	48,648	34,730	40,290	38,512	37,333

Trading account assets	45,129	39,659	36,893	34,714	36,392
Securities	102,157	102,934	104,203	100,445	87,176
Loans, net of unearned income	174,504	172,917	167,303	165,571	165,925
Allowance for loan losses	(2,324)	(2,331)	(2,338)	(2,348)	(2,474)

Loans, net	172,180	170,586	164,965	163,223	163,451

Premises and equipment	4,150	4,522	4,620	4,619	4,746
Due from customers on acceptances	563	703	605	854	732
Goodwill	11,481	11,481	11,233	11,149	11,094
Other intangible assets	946	1,045	1,150	1,243	1,353
Loans held for sale (a)	17,755	16,257	14,282	12,625	10,173
Other assets (a)	33,689	36,524	32,899	33,804	36,474

Total assets	$436,698	418,441	411,140	401,188	388,924

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	52,524	51,613	49,018	48,683	45,493
Interest-bearing deposits	200,457	191,767	183,320	172,542	158,002

Total deposits	252,981	243,380	232,338	221,225	203,495
Short-term borrowings	67,589	66,360	65,452	71,290	65,474
Bank acceptances outstanding	570	708	613	876	743
Trading account liabilities	22,704	20,327	21,956	19,184	23,959
Other liabilities	14,838	15,321	15,564	16,945	22,800
Long-term debt	41,444	37,022	39,352	36,730	37,541

Total liabilities	400,126	383,118	375,275	366,250	354,012

Minority interest in net assets of consolidated subsidiaries	2,675	2,677	2,528	2,510	2,099

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at September 30, 2004	—	—	—	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.308 billion shares at September 30, 2004	4,359	4,365	4,372	4,374	4,427
Paid-in capital	18,095	17,920	17,869	17,811	17,882
Retained earnings	10,449	9,890	9,382	8,904	8,829
Accumulated other comprehensive income, net	994	471	1,714	1,339	1,675

Total stockholders’ equity	33,897	32,646	33,337	32,428	32,813

Total liabilities and stockholders’ equity	$436,698	418,441	411,140	401,188	388,924

(a) Certain amounts presented prior to the third quarter of 2004 have been reclassified to conform to the presentation in the third quarter of 2004.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	2004			2003
	Third	Second	First	Fourth	Third
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
INTEREST INCOME
Interest and fees on loans	$2,393	2,316	2,335	2,357	2,352
Interest and dividends on securities	1,156	1,110	1,141	1,104	885
Trading account interest	325	237	197	189	174
Other interest income	427	356	326	301	301

Total interest income	4,301	4,019	3,999	3,951	3,712

INTEREST EXPENSE
Interest on deposits	691	654	648	568	534
Interest on short-term borrowings	396	316	299	311	317
Interest on long-term debt	249	211	191	195	208

Total interest expense	1,336	1,181	1,138	1,074	1,059

Net interest income	2,965	2,838	2,861	2,877	2,653
Provision for credit losses	43	61	44	86	81

Net interest income after provision for credit losses	2,922	2,777	2,817	2,791	2,572

FEE AND OTHER INCOME
Service charges	499	489	471	436	439
Other banking fees	304	293	259	241	257
Commissions	584	682	792	778	765
Fiduciary and asset management fees	665	675	679	672	662
Advisory, underwriting and other investment banking fees	233	197	192	213	191
Trading account profits (losses)	(69)	39	74	5	(46)
Principal investing	201	15	38	(13)	(25)
Securities gains (losses)	(71)	36	2	(24)	22
Other income	246	173	250	296	351

Total fee and other income	2,592	2,599	2,757	2,604	2,616

NONINTEREST EXPENSE
Salaries and employee benefits	2,118	2,164	2,182	2,152	2,109
Occupancy	234	224	229	244	220
Equipment	268	253	259	285	264
Advertising	46	48	48	56	38
Communications and supplies	149	157	151	156	159
Professional and consulting fees	134	126	109	146	109
Other intangible amortization	99	107	112	120	127
Merger-related and restructuring expenses	127	102	99	135	148
Sundry expense	487	306	467	472	396

Total noninterest expense	3,662	3,487	3,656	3,766	3,570

Minority interest in income of consolidated subsidiaries	28	45	57	63	55

Income before income taxes and cumulative effect of a change in accounting principle	1,824	1,844	1,861	1,566	1,563
Income taxes	561	592	610	466	475

Income before cumulative effect of a change in accounting principle	1,263	1,252	1,251	1,100	1,088
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	17

Net income	$1,263	1,252	1,251	1,100	1,105

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.97	0.96	0.96	0.84	0.83
Net income	0.97	0.96	0.96	0.84	0.84
Diluted
Income before change in accounting principle	0.96	0.95	0.94	0.83	0.82
Net income	0.96	0.95	0.94	0.83	0.83
Cash dividends	$0.40	0.40	0.40	0.35	0.35
AVERAGE COMMON SHARES
Basic	1,296	1,300	1,302	1,311	1,321
Diluted	1,316	1,320	1,326	1,332	1,338

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets — September 30, 2004 and December 31, 2003 (Unaudited)	71
Consolidated Statements of Income — Three and Nine Months Ended September 30, 2004 and 2003 (Unaudited)	72
Consolidated Statements of Cash Flows — Nine Months Ended September 30, 2004 and 2003 (Unaudited)	73
Notes to Consolidated Financial Statements	74

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30,	December 31,
(In millions, except per share data)	2004	2003
ASSETS
Cash and due from banks	$10,355	11,479
Interest-bearing bank balances	7,664	2,308
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $16,026 at September 30, 2004, $6,520 repledged)	30,629	24,725

Total cash and cash equivalents	48,648	38,512

Trading account assets	45,129	34,714
Securities	102,157	100,445
Loans, net of unearned income	174,504	165,571
Allowance for loan losses	(2,324)	(2,348)

Loans, net	172,180	163,223

Premises and equipment	4,150	4,619
Due from customers on acceptances	563	854
Goodwill	11,481	11,149
Other intangible assets	946	1,243
Loans held for sale	17,755	12,625
Other assets	33,689	33,804

Total assets	$436,698	401,188

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	52,524	48,683
Interest-bearing deposits	200,457	172,542

Total deposits	252,981	221,225
Short-term borrowings	67,589	71,290
Bank acceptances outstanding	570	876
Trading account liabilities	22,704	19,184
Other liabilities	14,838	16,945
Long-term debt	41,444	36,730

Total liabilities	400,126	366,250

Minority interest in net assets of consolidated subsidiaries	2,675	2,510

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at September 30, 2004	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.308 billion shares at September 30, 2004	4,359	4,374
Paid-in capital	18,095	17,811
Retained earnings	10,449	8,904
Accumulated other comprehensive income, net	994	1,339

Total stockholders’ equity	33,897	32,428

Total liabilities and stockholders’ equity	$436,698	401,188

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions, except per share data)	2004	2003	2004	2003
INTEREST INCOME
Interest and fees on loans	$2,393	2,352	7,044	7,150
Interest and dividends on securities	1,156	885	3,407	2,724
Trading account interest	325	174	759	535
Other interest income	427	301	1,109	720

Total interest income	4,301	3,712	12,319	11,129

INTEREST EXPENSE
Interest on deposits	691	534	1,993	1,792
Interest on short-term borrowings	396	317	1,011	908
Interest on long-term debt	249	208	651	699
Total interest expense	1,336	1,059	3,655	3,399

Net interest income	2,965	2,653	8,664	7,730
Provision for credit losses	43	81	148	500

Net interest income after provision for credit losses	2,922	2,572	8,516	7,230

FEE AND OTHER INCOME
Service charges	499	439	1,459	1,295
Other banking fees	304	257	856	738
Commissions	584	765	2,058	1,651
Fiduciary and asset management fees	665	662	2,019	1,605
Advisory, underwriting and other investment banking fees	233	191	622	556
Trading account profits (losses)	(69)	(46)	44	80
Principal investing	201	(25)	254	(126)
Securities gains (losses)	(71)	22	(33)	69
Other income	246	351	669	972

Total fee and other income	2,592	2,616	7,948	6,840

NONINTEREST EXPENSE
Salaries and employee benefits	2,118	2,109	6,464	5,556
Occupancy	234	220	687	607
Equipment	268	264	780	736
Advertising	46	38	142	104
Communications and supplies	149	159	457	442
Professional and consulting fees	134	109	369	314
Other intangible amortization	99	127	318	398
Merger-related and restructuring expenses	127	148	328	308
Sundry expense	487	396	1,260	1,011

Total noninterest expense	3,662	3,570	10,805	9,476

Minority interest in income of consolidated subsidiaries	28	55	130	80

Income before income taxes and cumulative effect of a change in accounting principle	1,824	1,563	5,529	4,514
Income taxes	561	475	1,763	1,367

Income before cumulative effect of a change in accounting principle	1,263	1,088	3,766	3,147
Cumulative effect of a change in accounting principle, net of income taxes	—	17	—	17

Net income	1,263	1,105	3,766	3,164
Dividends on preferred stock	—	—	—	5

Net income available to common stockholders	$1,263	1,105	3,766	3,159

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.97	0.83	2.90	2.37
Net income	0.97	0.84	2.90	2.38
Diluted
Income before change in accounting principle	0.96	0.82	2.85	2.34
Net income	0.96	0.83	2.85	2.35
Cash dividends	$0.40	0.35	1.20	0.90
AVERAGE COMMON SHARES
Basic	1,296	1,321	1,299	1,330
Diluted	1,316	1,338	1,321	1,343

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30,
(In millions)	2004	2003
OPERATING ACTIVITIES
Net income	$3,766	3,164
Adjustments to reconcile net income to net cash provided (used) by operating activities
Cumulative effect of a change in accouning principle	—	(17)
Accretion and amortization of securities discounts and premiums, net	151	238
Provision for credit losses	148	500
Securitization transactions	(47)	(334)
Gain on sale of mortgage servicing rights	(30)	(84)
Securities transactions	33	(69)
Depreciation and other amortization	1,051	1,111
Trading account assets, net	(10,415)	(2,538)
Mortgage loans held for resale	(126)	557
Loss on sales of premises and equipment	101	34
Loans held for sale, net	(5,321)	(4,161)
Contribution to qualified pension plan	(253)	(418)
Other assets, net	680	(2,000)
Trading account liabilities, net	3,520	1,059
Minority interest	—	300
Other liabilities, net	(2,184)	3,596

Net cash provided (used) by operating activities	(8,926)	938

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	34,719	17,319
Maturities of securities	22,315	22,651
Purchases of securities	(58,873)	(48,418)
Origination of loans, net	(8,989)	(2,870)
Sales of premises and equipment	476	773
Purchases of premises and equipment	(615)	(1,009)
Goodwill and other intangible assets	(353)	(64)
Purchase of bank-owned separate account life insurance	(195)	(187)
Cash equivalents acquired, net of purchases of banking organizations	—	8,177

Net cash used by investing activities	(11,515)	(3,628)

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Increase in deposits, net	31,756	11,977
Securities sold under repurchase agreements and other short-term borrowings, net	(3,701)	7,672
Issuances of long-term debt	7,941	2,354
Payments of long-term debt	(3,227)	(4,475)
Issuances of common stock	402	175
Purchases of common stock	(1,023)	(1,405)
Cash dividends paid	(1,571)	(1,211)

Net cash provided by financing activities	30,577	15,087

Increase in cash and cash equivalents	10,136	12,397
Cash and cash equivalents, beginning of year	38,512	24,936

Cash and cash equivalents, end of period	$48,648	37,333

NONCASH ITEMS
Transfer to securities from loans	$245	—
Transfer to loans held for sale from loans, net	$(317)	(298)

WACHOVIA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

GENERAL

     The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, the unaudited condensed consolidated financial statements do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. The unaudited condensed consolidated financial statements of the Company include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial statements for all periods presented. The financial position and result of operations as of and for the three and nine months ended September 30, 2004, are not necessarily indicative of the results of operations that may be expected in the future. Please refer to the Company’s 2003 Annual Report on Form 10-K for additional information related to the Company’s audited consolidated financial statements for the three years ended December 31, 2003, including the related notes to consolidated financial statements.

BUSINESS COMBINATIONS

     On June 21, 2004, the Company announced the signing of a definitive merger agreement with SouthTrust Corporation (“SouthTrust”), and the merger was completed on November 1, 2004. The terms of this transaction called for the Company to exchange 0.89 shares of its common stock for each share of SouthTrust common stock. Based on the Company’s average of the closing prices for a period beginning two trading days before the announcement of the merger and ending two days after the merger announcement of $45.86, the transaction is valued at $13.8 billion and represents an exchange value of $40.82 for each share of SouthTrust common stock.

ALLOWANCE FOR LOAN LOSSES AND RESERVE FOR UNFUNDED LENDING COMMITMENTS

     The Company employs a variety of modeling and estimation tools in developing the appropriate allowance. Techniques for measuring credit risk are constantly being reevaluated and refined. In connection with this process, the Company periodically reassesses the allowance model to ensure that it reflects the best estimate of probable incurred losses. In the second quarter of 2004, the Company refined the allowance for loan losses model to better align the methodology with the Company’s current framework for analyzing and measuring credit risk. The change in methodology did not significantly change the level of the allowance or the Company’s view as to its adequacy. In June 2004, the Company reclassified the reserve for unfunded lending commitments from the allowance for loan losses to other liabilities. The modeling process used in the determination of the adequacy of the reserve for unfunded lending commitments is consistent with the process for the allowance for loan losses.

STOCK-BASED COMPENSATION

     In 2002, the Company adopted the fair value method of accounting for stock options. Certain awards made prior to January 1, 2002, continued to be accounted for using the intrinsic value method.

     The effect on net income available to common stockholders and earnings per share as if the fair value method had been applied to all outstanding and unvested awards for the three and nine months ended September 30, 2004 and 2003, is presented below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions, except per share data)	2004	2003	2004	2003
Net income available to common stockholders, as reported	$1,263	1,105	3,766	3,159
Add stock-based employee compensation expense included in reported net income, net of income taxes	22	18	62	49
Deduct total stock-based employee compensation expense determined under the fair value method for all awards, net of income taxes	(25)	(35)	(95)	(100)

Pro forma net income available to common stockholders	$1,260	1,088	3,733	3,108

PER COMMON SHARE DATA
Basic — as reported	$0.97	0.84	2.90	2.38
Basic — pro forma	0.97	0.82	2.87	2.33
Diluted — as reported	0.96	0.83	2.85	2.35
Diluted — pro forma	$0.96	0.81	2.83	2.31

PERSONNEL EXPENSE AND RETIREMENT BENEFITS

     The components of the retirement benefit costs included in salaries and employee benefits for the nine months ended September 30, 2004 and 2003, are presented below.

					Other Postretirement
	Qualified Pension		Nonqualified Pension		Benefits
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
(In millions)	2004	2003	2004	2003	2004	2003
RETIREMENT BENEFIT COSTS
Service cost	$115	127	1	1	3	9
Interest cost	174	178	16	16	39	41
Expected return on plan assets	(285)	(269)	—	—	(2)	(4)
Amortization of prior service cost	(20)	1	—	—	(6)	—
Amortization of actuarial losses	60	34	6	3	6	5
Amortization of transition losses	—	—	—	—	—	2

Net retirement benefit costs	$44	71	23	20	40	53

     In the nine months ended September 30, 2004, the Company contributed $253 million to the Qualified Pension. The Company does not expect to make any additional contributions during the year.

     In addition to these costs, Wachovia Securities recorded $7 million of pension benefit costs and $1 million of other postretirement benefit costs in the nine months end September 30, 2003, related to employees of Wachovia Securities who continued to participate in benefit plans of Prudential Financial.

     In December 2003, Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”), which introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, requires currently enacted changes in relevant laws to be considered in the current period measurement of postretirement benefit cost and the accumulated benefit obligation. However, the Financial Accounting Standards Board (“FASB”) issued guidance that permitted companies to defer recognition of the impact of the Act until certain accounting issues are resolved by the FASB. In May 2004, the FASB issued FASB Staff Position (“FSP”) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, which provides guidance on accounting for the impact of the Act. The Company adopted the provisions of FSP 106-2 in the second quarter of 2004. The adoption of FSP 106-2 and the related remeasurement of the accumulated benefit obligation resulted in a reduction in both the annual postretirement benefit cost and the accumulated benefit obligation of $9 million and $93 million, respectively, in 2004.

INCOME TAXES

     The Company and the Internal Revenue Service (“IRS”) have settled all issues relating to the IRS’s challenge of the Company’s tax position on lease-in, lease-out transactions entered into by First Union Corporation and legacy Wachovia Corporation. The Company’s current and deferred tax liabilities previously accrued were adequate to cover this resolution.

RECLASSIFICATIONS

     Certain amounts in 2003 were reclassified to conform with the presentation in 2004. These reclassifications had no effect on the Company’s previously reported consolidated financial position or results of operations.

NOTE 2: VARIABLE INTEREST ENTITIES

     In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities”, which addresses consolidation of variable interest entities (“VIEs”), certain of which are also referred to as special-purpose entities (“SPE”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties. Under the provisions of FIN 46, a company is deemed to be the “primary beneficiary,” and thus required to consolidate a VIE if the company has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses, that will receive a majority of the VIE’s expected residual returns, or both. A “variable interest” is a contractual, ownership or other interest that changes with changes in the fair value of the VIE’s net assets. “Expected losses” and “expected residual returns” are measures of variability in the expected cash flows of a VIE.

     In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”), which clarifies and interprets certain of the provisions of FIN 46 without changing the basic accounting model in FIN 46. The provisions of FIN 46R were effective March 31, 2004.

     The Company administers multi-seller commercial paper conduits through which it arranges financing for certain customer transactions that provide customers with access to the commercial paper market. The Company provides liquidity agreements to these multi-seller conduits. As currently structured, these conduits are VIEs in which the Company is the primary beneficiary. On July 1, 2003, the Company consolidated these conduits. At September 30, 2004, the Company’s balance sheet included $9.2 billion of assets, representing $4.8 billion of securities and $4.4 billion of other earning assets, and $9.5 billion of short-term commercial paper borrowings related to this consolidation.

     In connection with the adoption of FIN 46R, on March 31, 2004, the Company deconsolidated the trusts associated with its trust preferred securities, which did not have a material impact on the Company’s consolidated financial position or results of operations. More information related to the trust preferred securities is presented in Note 10 to Notes to Consolidated Financial Statements of the Company’s 2003 Annual Report.

     FIN 46 also requires disclosure of significant variable interests the Company has in VIEs for which it is not the primary beneficiary and thus not required to consolidate. The Company provides liquidity agreements to other conduits not administered by the Company, related to Company assets transferred to these conduits. No individual liquidity agreement was considered a significant variable interest at September 30, 2004. However, the aggregate of these variable interests in other conduits, which have total assets of $37.1 billion, represented a maximum exposure to loss of $2.0 billion at September 30, 2004, and is included in the table in Note 8 which follows. The Company is not the primary beneficiary of these VIEs and is not required to consolidate them.

     The Company did not consolidate or deconsolidate any other significant variable interest entities in connection with the adoption of FIN 46 or FIN 46R, and accordingly, these standards did not have a material impact on the Company’s consolidated financial position or results of operations, other than as indicated above.

NOTE 3: ALLOWANCE FOR LOAN LOSSES AND RESERVE FOR UNFUNDED LENDING COMMITMENTS

     The allowance for loan losses is presented below.

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ALLOWANCE FOR LOAN LOSSES
Balance, beginning of period	$2,331	2,338	2,348	2,474	2,510
Provision for credit losses	63	73	59	63	118
Provision for credit losses relating to loans transferred to loans held for sale or sold	(8)	(9)	(8)	24	—
Allowance relating to loans acquired, transferred to loans held for sale or sold	3	(3)	(9)	(57)	(22)

Total	2,389	2,399	2,390	2,504	2,606

Loan losses	(123)	(108)	(135)	(215)	(199)
Loan recoveries	58	40	83	59	67

Net charge-offs	(65)	(68)	(52)	(156)	(132)

Balance, end of period	$2,324	2,331	2,338	2,348	2,474

     The reserve for unfunded lending commitments is presented below.

	2004			2003
	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
RESERVE FOR UNFUNDED LENDING COMMITMENTS
Balance, beginning of period	$146	149	156	157	194
Provision for credit losses	(12)	(3)	(7)	(1)	(37)

Balance, end of period	$134	146	149	156	157

NOTE 4: OTHER ASSETS

	September 30,	December 31,
(In millions)	2004	2003
Accounts receivable	$9,092	7,113
Customer receivables, including margin loans	6,224	6,538
Interest and dividends receivable	2,418	2,388
Bank and corporate-owned life insurance	7,539	7,354
Equity method investments	2,251	1,799
Prepaid pension costs	2,057	1,848
Deferred federal and state income taxes	929	1,259
Sundry assets	3,179	5,505

Total other assets	$33,689	33,804

NOTE 5: COMPREHENSIVE INCOME

     Comprehensive income is defined as the change in equity from all transactions other than those with stockholders, and it includes net income and other comprehensive income. Comprehensive income for the three and nine months ended September 30, 2004 and 2003, is presented below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions)	2004	2003	2004	2003
COMPREHENSIVE INCOME
Net income	$1,263	1,105	3,766	3,164
OTHER COMPREHENSIVE INCOME
Net unrealized holding gain (loss) on securities	744	(300)	(113)	(207)
Net unrealized loss on cash flow hedge derivatives	(221)	(159)	(232)	(253)

Total comprehensive income	$1,786	646	3,421	2,704

NOTE 6: BUSINESS SEGMENTS (a)

     Business segment earnings are presented excluding merger-related and restructuring expenses, other intangible amortization, minority interest income in consolidated subsidiaries, and the change in accounting principle. The Company believes that while these items apply to overall corporate operations, they are not meaningful to understanding or evaluating the performance of the Company’s individual business segments. The Company does not take these items into account as it manages business segment operations or allocates capital, and therefore, the Company’s GAAP segment presentation excludes these items. Also, for segment reporting purposes, net interest income reflects tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources.

     Business segment earnings are the primary measure of segment profit or loss that the Company uses to assess segment performance and to allocate resources. Economic profit, risk-adjusted return on capital (“RAROC”) and efficiency ratios are additional metrics, all of which are based on and calculated directly from segment earnings, that assist management in evaluating segment results. Please refer to the Company’s 2003 Annual Report, including pages 31 through 35 and pages 103 through 105, for additional information related to business segments and performance metrics.

     The Company continuously reassesses assumptions, methodologies and reporting classifications to better reflect the true economics of the Company’s business segments. Several refinements have been incorporated for 2004. Business segment results for each quarter of 2003 will be restated to reflect these changes, which did not affect consolidated results. In the first nine months of 2004, the Company updated its cost methodology to better align support costs to the Company’s business segments and product lines. The impact to segment earnings for full year 2003 as a result of these refinements was a $21 million increase in the General Bank, a $17 million decrease in Capital Management, a $14 million decrease in Wealth Management, a $6 million decrease in the Corporate and Investment Bank, and a $16 million increase in the Parent.

	Three Months Ended September 30, 2004
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (c)	Total
CONSOLIDATED
Net interest income (b)	$1,994	152	130	598	154	(63)	2,965
Fee and other income	601	1,131	136	787	(63)	—	2,592
Intersegment revenue	43	(13)	2	(33)	1	—	—

Total revenue (b)	2,638	1,270	268	1,352	92	(63)	5,557
Provision for credit losses	74	—	(1)	(15)	(15)	—	43
Noninterest expense	1,354	1,099	189	680	213	127	3,662
Minority interest	—	—	—	—	65	(37)	28
Income taxes (benefits)	430	63	30	222	(149)	(35)	561
Tax-equivalent adjustment	10	—	—	30	23	(63)	—

Net income (loss)	$770	108	50	435	(45)	(55)	1,263

Economic profit	$603	73	36	270	(59)	—	923
Risk adjusted return on capital	57.15%	34.07	49.09	33.08	(0.26)	—	37.61
Economic capital, average	$5,200	1,268	372	4,865	2,098	—	13,803
Cash overhead efficiency ratio (b)	51.35%	86.57	70.52	50.24	123.47	—	61.14
Lending commitments	$76,592	—	4,497	77,007	319	—	158,415
Average loans, net	124,585	346	11,461	33,250	(1,090)	—	168,552
Average core deposits	$170,459	29,091	12,327	19,380	1,732	—	232,989
FTE employees	34,481	19,351	3,628	4,552	22,491	—	84,503

	Three Months Ended September 30, 2003
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (c)	Total
CONSOLIDATED
Net interest income (b)	$1,884	78	113	572	70	(64)	2,653
Fee and other income	561	1,304	131	539	81	—	2,616
Intersegment revenue	46	(17)	1	(31)	1	—	—

Total revenue (b)	2,491	1,365	245	1,080	152	(64)	5,269
Provision for credit losses	120	—	2	10	(51)	—	81
Noninterest expense	1,319	1,161	183	577	182	148	3,570
Minority interest	—	—	—	—	71	(16)	55
Income taxes (benefits)	375	74	22	151	(98)	(49)	475
Tax-equivalent adjustment	9	—	—	32	23	(64)	—

Income before cumulative effect of a change in accounting principle	668	130	38	310	25	(83)	1,088

Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	17	—	17

Net income	$668	130	38	310	42	(83)	1,105

Economic profit	$499	94	24	137	5	—	759
Risk adjusted return on capital	45.90%	39.75	35.40	21.08	11.90	—	31.27
Economic capital, average	$5,681	1,299	384	5,404	2,094	—	14,862
Cash overhead efficiency ratio (b)	52.94%	84.99	74.48	53.38	37.56	—	61.79
Lending commitments	$63,509	—	3,843	69,481	492	—	137,325
Average loans, net	114,574	135	9,703	31,911	1,671	—	157,994
Average core deposits	$155,336	1,615	11,054	16,391	1,319	—	185,715
FTE employees	34,884	20,012	3,802	4,224	23,713	—	86,635

	Nine Months Ended September 30, 2004
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (c)	Total
CONSOLIDATED
Net interest income (b)	$5,751	400	364	1,801	538	(190)	8,664
Fee and other income	1,770	3,726	421	2,246	(215)	—	7,948
Intersegment revenue	121	(38)	5	(90)	2	—	—

Total revenue (b)	7,642	4,088	790	3,957	325	(190)	16,612
Provision for credit losses	207	—	(1)	(45)	(13)	—	148
Noninterest expense	3,966	3,472	565	1,913	561	328	10,805
Minority interest	—	—	—	—	214	(84)	130
Income taxes (benefits)	1,228	224	83	675	(353)	(94)	1,763
Tax-equivalent adjustment	31	—	—	93	66	(190)	—

Net income (loss)	$2,210	392	143	1,321	(150)	(150)	3,766

Economic profit	$1,684	282	99	822	(156)	—	2,731
Risk adjusted return on capital	53.69%	39.24	46.15	33.87	1.01	—	37.26
Economic capital, average	$5,271	1,335	375	4,804	2,105	—	13,890
Cash overhead efficiency ratio (b)	51.89%	84.93	71.56	48.34	74.98	—	60.46
Lending commitments	$76,592	—	4,497	77,007	319	—	158,415
Average loans, net	121,610	247	10,902	30,939	111	—	163,809
Average core deposits	$165,994	24,071	11,987	18,271	1,541	—	221,864
FTE employees	34,481	19,351	3,628	4,552	22,491	—	84,503

	Nine Months Ended September 30, 2003
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (c)	Total
CONSOLIDATED
Net interest income (b)	$5,440	153	319	1,723	286	(191)	7,730
Fee and other income	1,690	2,864	396	1,641	249	—	6,840
Intersegment revenue	130	(52)	4	(82)	—	—	—

Total revenue (b)	7,260	2,965	719	3,282	535	(191)	14,570
Provision for credit losses	325	—	11	215	(51)	—	500
Noninterest expense	3,909	2,488	535	1,687	549	308	9,476
Minority interest	—	—	—	—	96	(16)	80
Income taxes (benefits)	1,075	174	63	419	(255)	(109)	1,367
Tax-equivalent adjustment	29	—	—	94	68	(191)	—

Income before cumulative effect of a change in accounting principle	1,922	303	110	867	128	(183)	3,147

Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	17	—	17

Net income	1,922	303	110	867	145	(183)	3,164
Dividends on preferred stock	—	—	—	—	5	—	5

Net income available to common stockholders	$1,922	303	110	867	140	(183)	3,159

Economic profit	$1,401	229	72	396	133	—	2,231
Risk adjusted return on capital	44.00%	45.06	37.09	19.98	18.64	—	30.66
Economic capital, average	$5,677	899	369	5,894	2,331	—	15,170
Cash overhead efficiency ratio (b)	53.84%	83.91	74.27	51.41	28.47	—	59.42
Lending commitments	$63,509	—	3,843	69,481	492	—	137,325
Average loans, net	113,021	134	9,527	34,028	1,188	—	157,898
Average core deposits	$150,910	1,367	10,773	15,047	1,323	—	179,420
FTE employees	34,884	20,012	3,802	4,224	23,713	—	86,635

(a) Certain amounts presented in periods prior to the third quarter of 2004 have been reclassified to conform to the presentation in the third quarter of 2004.

(b) Tax-equivalent.

(c) Tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

NOTE 7: BASIC AND DILUTED EARNINGS PER COMMON SHARE

     The calculation of basic and diluted earnings per common share for the three and nine months ended September 30, 2004, and September 30, 2003, is presented below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions, except per share data)	2004	2003	2004	2003
Income before cumulative effect of a change in accounting principle and dividends on preferred stock	$1,263	1,088	3,766	3,147
Cumulative effect of a change in accounting principle, net of income taxes	—	17	—	17
Dividends on preferred stock	—	—	—	(5)

Income available to common stockholders	$1,263	1,105	3,766	3,159

Basic earnings per common share
Income before change in accounting principle	$0.97	0.83	2.90	2.37
Cumulative effect of a change in accounting principle	—	0.01	—	0.01

Net income	$0.97	0.84	2.90	2.38

Diluted earnings per common share
Income before change in accounting principle	$0.96	0.82	2.85	2.34
Cumulative effect of a change in accounting principle	—	0.01	—	0.01

Net income	$0.96	0.83	2.85	2.35

Average common shares — basic	1,296	1,321	1,299	1,330
Common share equivalents, unvested restricted stock, incremental common shares from forward purchase contracts	20	17	22	13

Average common shares — diluted	1,316	1,338	1,321	1,343

NOTE 8: GUARANTEES

     The maximum risk of loss and the carrying amount of each of the Company’s guarantees subject to the recognition and disclosure requirements of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, and in place at September 30, 2004, and at December 31, 2003, are presented below.

	September 30, 2004		December 31, 2003
		Maximum		Maximum
	Carrying	Risk of	Carrying	Risk of
(In millions)	Amount	Loss	Amount	Loss
Securities lending indemnifications	$—	45,313	—	—
Standby letters of credit	100	28,557	72	27,597
Liquidity agreements	1	7,853	6	10,319
Loans sold with recourse	39	4,683	29	2,655
Residual value guarantees on operating leases	8	636	4	641
Written put options	383	3,662	422	2,021
Transactions in our own stock	—	435	—	—
Contingent consideration	—	262	—	271

Total guarantees	$531	91,401	533	43,504